

Appendix A

October 27, 2017

1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class T Shares Ticker
Alternative**						
Janus Henderson Diversified Alternatives Fund	JDDAX	JDDCX	JDASX	JDAIX	JDANX	JDATX
Janus Henderson International Long/Short Equity Fund	HLNAX	HLNCX	HLNSX	HLNIX	HLNRX	HLNTX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Janus" or "Henderson". The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

1BF

FUND SUMMARY

Janus Henderson Diversified Alternatives Fund

Ticker:	JDDAX	Class A Shares	JDASX	Class S Shares	JDANX	Class N Shares
	JDDCX	Class C Shares	JDAIX	Class I Shares	JDATX	Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Diversified Alternatives Fund seeks absolute return with low correlation to stocks and bonds. 2AL

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 54 of the Fund's Prospectus and in the "Purchases" section on page 61 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1M 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Management Fees of the Fund and the Subsidiary[1]	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses	0.37%	0.34%	0.58%	0.34%	0.32%	0.56%
Other Expenses of the Fund	0.36%	0.33%	0.57%	0.33%	0.31%	0.55%
Other Expenses of the Subsidiary	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses[2]	1.62%	2.34%	1.83%	1.34%	1.32%	1.56%
Fee Waiver[2]	0.00%	0.00%	0.00%	0.13%	0.23%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.62%	2.34%	1.83%	1.21%	1.09%	1.56%

7C2J16 7C2J4 7C2KA 7C2J12 7C2LA

(1) The Fund may invest in commodity-linked investments through a wholly-owned subsidiary of the Fund that invests in commodity-linked investments. Janus Capital has contractually agreed that to the extent the Fund invests in the subsidiary, it shall not collect advisory fees from the Fund in an amount equal to the fee it collects from the subsidiary. The management fee waiver arrangement may not be discontinued by Janus Capital as long as its contract with the subsidiary is in place. 7C13

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses, which include the other expenses of the subsidiary shown above (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 1.09% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

If Shares are redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 749	$ 1,115	$ 1,504	$ 2,589
Class C Shares	$ 358	$ 793	$ 1,355	$ 2,885
Class S Shares	$ 206	$ 637	$ 1,093	$ 2,358
Class I Shares	$ 156	$ 483	$ 834	$ 1,824
Class N Shares	$ 156	$ 483	$ 834	$ 1,824
Class T Shares	$ 179	$ 554	$ 954	$ 2,073

8J

If Shares are not redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 749	$ 1,115	$ 1,504	$ 2,589
Class C Shares	$ 258	$ 793	$ 1,355	$ 2,885
Class S Shares	$ 206	$ 637	$ 1,093	$ 2,358
Class I Shares	$ 156	$ 483	$ 834	$ 1,824
Class N Shares	$ 156	$ 483	$ 834	$ 1,824
Class T Shares	$ 179	$ 554	$ 954	$ 2,073

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 16% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund pursues its investment objective by investing in a diverse group of return drivers, each a type of risk premium (collectively, "risk premia"), across equity, fixed income, commodity, and currency asset classes. Risk premia refers to the return that is expected for assuming a particular market risk. For example, investors expect a higher return in exchange for the perceived risks associated with investing in emerging markets as compared to investing in developed markets. Accordingly, a belief that emerging market equities may outperform developed market equities presents a risk premia opportunity. The Fund seeks to generate returns by identifying and isolating diverse sources of potential risk premia, and combining risk premia into a liquid portfolio that seeks to deliver consistent, absolute returns with a low correlation to the returns generated by investments in stocks and bonds. There is no guarantee that the Fund will be successful in meeting its investment objective. 4JB

The Fund employs a proprietary multi-factor process to allocate the Fund's assets across the various risk premia. The process begins with an approximate equal-weighted risk to each risk premium in which the Fund invests, so that no individual risk premium contributes disproportionately to the Fund's overall risk profile and expected returns over the long term. Next, the Fund applies additional advanced allocation methodologies to the portfolio to tactically adjust the weights of risk premia. The Fund's portfolio managers generally rebalance risk premia allocations monthly, but may rebalance such allocations more often from time to time to adjust the Fund's relative risk premia exposures. The rebalancing techniques used by the Fund's portfolio managers may result in a higher portfolio turnover rate and related expenses compared to a "buy and hold" fund strategy. The Fund may not utilize all identified risk premia in its investment process at all times. Janus Capital believes that this allocation process may provide better risk adjusted returns than a traditional asset allocation strategy that employs fixed weights for asset classes.

The Fund employs various strategies within the equity, fixed income, commodity, and currency asset classes to identify risk premia and generate returns, including, but not limited to, relative value, momentum, credit, size, roll yield, systematic, and currency carry.

Fund summary

Janus Henderson International Long/Short Equity Fund

Ticker: HLNAX Class A Shares HLNSX Class S Shares HLNRX Class N Shares
HLNCX Class C Shares HLNIX Class I Shares HLNTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson International Long/Short Equity Fund seeks long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 54 of the Fund's Prospectus and in the "Purchases" section on page 61 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class T**
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class T**
Management Fees	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses(1)	0.94%	2.05%	1.76%	1.76%	1.45%	1.76%
Short Sale Expenses	1.22%	1.22%	1.22%	1.22%	1.22%	1.22%
Acquired Fund Fees and Expenses	0.09%	0.09%	0.09%	0.09%	0.09%	0.09%
Total Annual Fund Operating Expenses(2)	3.75%	5.61%	4.57%	4.32%	4.01%	4.32%
Fee Waiver(2)	0.69%	1.84%	1.33%	1.52%	1.26%	1.33%
Total Annual Fund Operating Expenses After Fee Waiver(2)	3.06%	3.77%	3.24%	2.80%	2.75%	2.99%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 1.43% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 931	$ 1,655	$ 2,398	$ 4,338
Class C Shares	$ 659	$ 1,668	$ 2,763	$ 5,442
Class S Shares	$ 458	$ 1,380	$ 2,310	$ 4,669
Class I Shares	$ 433	$ 1,309	$ 2,197	$ 4,470
Class N Shares	$ 403	$ 1,221	$ 2,055	$ 4,214
Class T Shares	$ 433	$ 1,309	$ 2,197	$ 4,470

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 931	$ 1,655	$ 2,398	$ 4,338
Class C Shares	$ 559	$ 1,668	$ 2,763	$ 5,442
Class S Shares	$ 458	$ 1,380	$ 2,310	$ 4,669
Class I Shares	$ 433	$ 1,309	$ 2,197	$ 4,470
Class N Shares	$ 403	$ 1,221	$ 2,055	$ 4,214
Class T Shares	$ 433	$ 1,309	$ 2,197	$ 4,470

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of the Predecessor Fund and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 186% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in long and short positions of equity securities issued by, or equity-related derivative instruments providing exposure to, non-U.S. companies from at least three different countries. For these purposes, equity securities include common stocks, preferred stocks, rights, warrants, securities convertible into common stocks, instruments that carry the right to buy common stocks of non-U.S. companies, and depositary receipts. Non-U.S. companies are broadly defined to include any issuer that meets one of the following tests: (i) its country of organization, its primary business office or the principal trading market of its stock are located outside of the U.S., (ii) 50% or more of its assets are located in a country other than the U.S., or (iii) 50% or more of its revenues are derived from outside of the U.S.

In addition to holding equities long and selling equities short, the Fund transacts in certain derivative instruments in order to obtain or amplify its exposure to long and short positions, primarily through the use of single-security equity swap transactions, but may also use futures, options, forward contracts and other derivatives for this purpose. The Fund may also transact in derivative instruments for hedging purposes or to manage risks.

The Fund may invest in securities of companies of any size capitalization, style or sector and may invest in any country, including emerging markets. The Fund may invest in securities denominated in any currency and will invest substantially in securities denominated in foreign currencies. Under normal circumstances, the Fund intends to engage in derivative transactions to hedge against fluctuations in currency exchange rates but may not always do so.

In selecting investments, the portfolio managers use a fundamental, bottom up approach in an attempt to identify undervalued, overvalued or mispriced stocks. The Fund seeks to invest in long positions of equities that are believed to be undervalued and short positions of equities that are believed to be overvalued or poised to underperform. The Fund will allocate its assets among various regions and countries based on strategic views related to the growth prospects, valuations and pricing associated with international equity regions and sectors. Assets of the Fund are allocated to teams of portfolio managers who have experience with respect to a particular geographic region or sector. A strategic top-down overlay process will be used to manage the Fund's overall net exposure and provide aggregate portfolio level risk control. The Fund expects to maintain a net long exposure bias in its portfolio but has the ability to have net short exposure.

October 27, 2017 1A

	Class D Shares* Ticker
Alternative**	
Janus Henderson Diversified Alternatives Fund	JDADX
Janus Henderson International Long/Short Equity Fund	HLNDX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Janus" or "Henderson". The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1BF

FUND SUMMARY

Janus Henderson Diversified Alternatives Fund

Ticker: JDADX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Diversified Alternatives Fund seeks absolute return with low correlation to stocks and bonds. 2AL

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)		**Class D**	
Management Fees of the Fund and the Subsidiary[1]		1.00%	
Other Expenses		0.66%	7C2J4
Other Expenses of the Fund	0.65%		
Other Expenses of the Subsidiary	0.01%		
Total Annual Fund Operating Expenses[2]		1.66%	7C2KA
Fee Waiver[2]		0.12%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[2]		1.54%	7C2LA

(1) The Fund may invest in commodity-linked investments through a wholly-owned subsidiary of the Fund that invests in commodity-linked investments. Janus Capital has contractually agreed that to the extent the Fund invests in the subsidiary, it shall not collect advisory fees from the Fund in an amount equal to the fee it collects from the subsidiary. The management fee waiver arrangement may not be discontinued by Janus Capital as long as its contract with the subsidiary is in place. 7C13

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses, which include the other expenses of the subsidiary shown above (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 1.09% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D2A3

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	**3 Years**	**5 Years**	**10 Years**
Class D Shares	$ 189	$ 585	$ 1,006	$ 2,180

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 16% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund pursues its investment objective by investing in a diverse group of return drivers, each a type of risk premium (collectively, "risk premia"), across equity, fixed income, commodity, and currency asset classes. Risk premia refers to the return that is expected for assuming a particular market risk. For example, investors expect a higher return in exchange for the perceived risks associated with investing in emerging markets as compared to investing in developed markets. Accordingly, a belief that emerging market equities may outperform developed market equities presents a 4JB

FUND SUMMARY

Janus Henderson International Long/Short Equity Fund

Ticker: HLNDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVES

Janus Henderson International Long/Short Equity Fund seeks long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	1.25%
Other Expenses[1]	1.73%
Short Sales Expenses	1.22%
Acquired Fund Fees and Expenses	0.09%
Total Annual Fund Operating Expenses[2]	4.29%
Fee Waiver[2]	1.40%
Total Annual Fund Operating Expenses After Fee Waiver[2]	2.89%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 1.43% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 431	$ 1,301	$ 2,183	$ 4,445

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of the Predecessor Fund and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 186% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in long and short positions of equity securities issued by, or equity-related derivative instruments providing exposure to, non-U.S. companies from at least three different countries. For these purposes, equity securities include common stocks, preferred stocks, rights, warrants, securities convertible into common stocks, instruments that carry the right to buy common stocks of non-U.S. companies, and depositary receipts. Non-U.S. companies are broadly defined to include any issuer that meets one of the following tests: (i) its country of organization, its primary business office or the principal trading market of its stock are located outside of the U.S., (ii) 50% or more of its assets are located in a country other than the U.S., or (iii) 50% or more of its revenues are derived from outside of the U.S.

October 27, 2017 1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class T Shares Ticker
Multi-Asset**					
Janus Henderson Global Allocation Fund – Conservative	JCAAX	JCACX	JCASX	JCAIX	JSPCX
Janus Henderson Global Allocation Fund – Moderate	JMOAX	JMOCX	JMOSX	JMOIX	JSPMX
Janus Henderson Global Allocation Fund – Growth	JGCAX	JGCCX	JGCSX	JGCIX	JSPGX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Janus." The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Global Allocation Fund – Conservative

Ticker: JCAAX Class A Shares JCASX Class S Shares JSPCX Class T Shares
JCACX Class C Shares JCAIX Class I Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Conservative seeks total return through a primary emphasis on income with a secondary emphasis on growth of capital. X3D9

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 57 of the Fund's Prospectus and in the "Purchases" section on page 60 of the Fund's Statement of Additional Information. In addition, please see Appendix B – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1E 7C1I

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class T	
						7C2JA
Management Fees	0.05%	0.05%	0.05%	0.05%	0.05%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	7C2J16
Other Expenses	0.16%	0.14%	0.31%	0.16%	0.31%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.32%	0.32%	0.32%	0.32%	0.32%	7C2J17
Total Annual Fund Operating Expenses[(2)]	0.78%	1.51%	0.93%	0.53%	0.68%	7C2KA
Fee Waiver[(2)]	0.00%	0.00%	0.22%	0.00%	0.00%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	0.78%	1.51%	0.71%	0.53%	0.68%	7C2LA

(1) "Acquired Fund" refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any expenses of an underlying fund (acquired fund fees and expenses), the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; and extraordinary expenses) exceed 0.14% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1G1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses (including the operating expenses of the 8EG

underlying funds) without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 650	$ 810	$ 983	$ 1,486
Class C Shares	$ 254	$ 477	$ 824	$ 1,802
Class S Shares	$ 95	$ 296	$ 515	$ 1,143
Class I Shares	$ 54	$ 170	$ 296	$ 665
Class T Shares	$ 69	$ 218	$ 379	$ 847

8J

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 650	$ 810	$ 983	$ 1,486
Class C Shares	$ 154	$ 477	$ 824	$ 1,802
Class S Shares	$ 95	$ 296	$ 515	$ 1,143
Class I Shares	$ 54	$ 170	$ 296	$ 665
Class T Shares	$ 69	$ 218	$ 379	$ 847

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 25% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds (“underlying funds”) that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161C

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund’s investments that normally provides exposure of approximately 55% to fixed-income securities and money market instruments, 40% to equity investments, and 5% to alternative investments. The target allocation and the allocation of the Fund’s assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a “fund of funds.”

The Fund’s asset allocation is intended to diversify investments throughout the world among equity investments, fixed-income securities, cash equivalents, and alternative investments. The portfolio managers determine the overall composition of the Fund, oversee the investment process, and are responsible for the day-to-day management of the Fund. The portfolio managers continually monitor asset class allocations and rebalance the Fund’s investments in the underlying funds as needed. The portfolio managers also regularly review the allocation of Fund assets in the underlying funds and may modify the underlying funds’ weightings or substitute other underlying funds to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations. X162A

The Fund will normally allocate approximately 55% of its investments to underlying bond funds and money market instruments, approximately 40% of its investments to underlying funds that provide varying exposure to common stocks of U.S.-based companies of varying market capitalizations and international companies (including those with exposure to emerging markets), and approximately 5% of its investments to underlying funds that seek returns uncorrelated with the returns of stocks and bonds by providing exposure to alternative investments and alternative investment strategies. Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the currently available underlying funds. X155G3 X155H

When market conditions dictate a more defensive strategy, the Fund or an underlying fund may temporarily hold cash or invest its assets in temporary investments. In that case, the Fund may take positions that are inconsistent with its investment policies. As a result, the Fund may not achieve its investment objective. 4YA

FUND SUMMARY

Janus Henderson Global Allocation Fund – Moderate

Ticker: JMOAX Class A Shares JMOSX Class S Shares JSPMX Class T Shares
JMOCX Class C Shares JMOIX Class I Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Moderate seeks total return through growth of capital and income. X3D10

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 57 of the Fund's Prospectus and in the "Purchases" section on page 60 of the Fund's Statement of Additional Information. In addition, please see Appendix B – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1E 7C1I

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class T	7C2JA
Management Fees	0.05%	0.05%	0.05%	0.05%	0.05%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	7C2J16
Other Expenses	0.14%	0.15%	0.31%	0.16%	0.31%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.82%	0.82%	0.82%	0.82%	0.82%	7C2J17
Total Annual Fund Operating Expenses[(2)]	1.26%	2.02%	1.43%	1.03%	1.18%	7C2KA
Fee Waiver[(2)]	0.00%	0.00%	0.24%	0.00%	0.00%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	1.26%	2.02%	1.19%	1.03%	1.18%	7C2LA

(1) "Acquired Fund" refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any expenses of an underlying fund (acquired fund fees and expenses), the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/ administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; and extraordinary expenses) exceed 0.12% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1G1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses (including the operating expenses of the 8EG

underlying funds) without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 696	$ 952	$ 1,227	$ 2,010
Class C Shares	$ 305	$ 634	$ 1,088	$ 2,348
Class S Shares	$ 146	$ 452	$ 782	$ 1,713
Class I Shares	$ 105	$ 328	$ 569	$ 1,259
Class T Shares	$ 120	$ 375	$ 649	$ 1,432

8J

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 696	$ 952	$ 1,227	$ 2,010
Class C Shares	$ 205	$ 634	$ 1,088	$ 2,348
Class S Shares	$ 146	$ 452	$ 782	$ 1,713
Class I Shares	$ 105	$ 328	$ 569	$ 1,259
Class T Shares	$ 120	$ 375	$ 649	$ 1,432

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 32% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds ("underlying funds") that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161B

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund's investments that normally provides exposure of approximately 55% to equity investments, 35% to fixed-income securities and money market instruments, and 10% to alternative investments. The target allocation and the allocation of the Fund's assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a "fund of funds."

The Fund's asset allocation is intended to diversify investments throughout the world among equity investments, fixed-income securities, cash equivalents, and alternative investments. The portfolio managers determine the overall composition of the Fund, oversee the investment process, and are responsible for the day-to-day management of the Fund. The portfolio managers continually monitor asset class allocations and rebalance the Fund's investments in the underlying funds as needed. The portfolio managers also regularly review the allocation of Fund assets in the underlying funds and may modify the underlying funds' weightings or substitute other underlying funds to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations. X162A

The Fund will normally allocate approximately 55% of its investments to underlying funds that provide varying exposure to common stocks of U.S.-based companies of varying market capitalizations and international companies (including those with exposure to emerging markets), approximately 35% of its investments to underlying bond funds and money market instruments, and approximately 10% of its investments to underlying funds that seek returns uncorrelated with the returns of stocks and bonds by providing exposure to alternative investments and alternative investment strategies. Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the currently available underlying funds. X155G2 X155H

When market conditions dictate a more defensive strategy, the Fund or an underlying fund may temporarily hold cash or invest its assets in temporary investments. In that case, the Fund may take positions that are inconsistent with its investment policies. As a result, the Fund may not achieve its investment objective. 4YA

FUND SUMMARY

Janus Henderson Global Allocation Fund – Growth

Ticker: JGCAX Class A Shares JGCSX Class S Shares JSPGX Class T Shares
JGCCX Class C Shares JGCIX Class I Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Growth seeks total return through a primary emphasis on growth of capital with a secondary emphasis on income. X3D11

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 57 of the Fund's Prospectus and in the "Purchases" section on page 60 of the Fund's Statement of Additional Information. In addition, please see Appendix B – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1E 7C1I

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class T	
Management Fees	0.05%	0.05%	0.05%	0.05%	0.05%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	7C2J16
Other Expenses	0.14%	0.17%	0.31%	0.15%	0.31%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.57%	0.57%	0.57%	0.57%	0.57%	7C2J17
Total Annual Fund Operating Expenses[(2)]	1.01%	1.79%	1.18%	0.77%	0.93%	7C2KA
Fee Waiver[(2)]	0.00%	0.00%	0.22%	0.00%	0.00%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	1.01%	1.79%	0.96%	0.77%	0.93%	7C2LA

(1) "Acquired Fund" refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any expenses of an underlying fund (acquired fund fees and expenses), the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; and extraordinary expenses) exceed 0.14% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1G1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses (including the operating expenses of the 8EG

underlying funds) without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 672	$ 878	$ 1,101	$ 1,740
Class C Shares	$ 282	$ 563	$ 970	$ 2,105
Class S Shares	$ 120	$ 375	$ 649	$ 1,432
Class I Shares	$ 79	$ 246	$ 428	$ 954
Class T Shares	$ 95	$ 296	$ 515	$ 1,143

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 672	$ 878	$ 1,101	$ 1,740
Class C Shares	$ 182	$ 563	$ 970	$ 2,105
Class S Shares	$ 120	$ 375	$ 649	$ 1,432
Class I Shares	$ 79	$ 246	$ 428	$ 954
Class T Shares	$ 95	$ 296	$ 515	$ 1,143

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 35% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds (“underlying funds”) that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161A

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund’s investments that normally provides exposure of approximately 75% to equity investments, 15% to fixed-income securities and money market instruments, and 10% to alternative investments. The target allocation and the allocation of the Fund’s assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a “fund of funds.”

The Fund’s asset allocation is intended to diversify investments throughout the world among equity investments, fixed-income securities, cash equivalents, and alternative investments. The portfolio managers determine the overall composition of the Fund, oversee the investment process, and are responsible for the day-to-day management of the Fund. The portfolio managers continually monitor asset class allocations and rebalance the Fund’s investments in the underlying funds as needed. The portfolio managers also regularly review the allocation of Fund assets in the underlying funds and may modify the underlying funds’ weightings or substitute other underlying funds to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations. X162A

The Fund will normally allocate approximately 75% of its investments to underlying funds that provide varying exposure to common stocks of U.S.-based companies of varying market capitalizations and international companies (including those with exposure to emerging markets), approximately 15% of its investments to underlying bond funds and money market instruments, and approximately 10% of its investments to underlying funds that seek returns uncorrelated with the returns of stocks and bonds by providing exposure to alternative investments and alternative investment strategies. Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the currently available underlying funds. X155G1 X155H

When market conditions dictate a more defensive strategy, the Fund or an underlying fund may temporarily hold cash or invest its assets in temporary investments. In that case, the Fund may take positions that are inconsistent with its investment policies. As a result, the Fund may not achieve its investment objective. 4YA

October 27, 2017 1A

	Class D Shares* Ticker
Multi-Asset**	
Janus Henderson Global Allocation Fund – Conservative	JMSCX
Janus Henderson Global Allocation Fund – Moderate	JNSMX
Janus Henderson Global Allocation Fund – Growth	JNSGX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Janus." The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Global Allocation Fund – Conservative

Ticker: JMSCX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Conservative seeks total return through a primary emphasis on income with a secondary emphasis on growth of capital. X3D9

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F

7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.05%	7C2J1
Other Expenses	0.21%	7C2J4
Acquired Fund[1] Fees and Expenses	0.32%	7C2J17
Total Annual Fund Operating Expenses	0.58%	7C2J10

(1) "Acquired Fund" refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses (including the operating expenses of the underlying funds) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F5A

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 59	$ 186	$ 324	$ 726

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 25% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds ("underlying funds") that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161C

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund's investments that normally provides exposure of approximately 55% to fixed-income securities and money market instruments, 40% to equity investments, and 5% to alternative investments. The target allocation and the allocation of the Fund's assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a "fund of funds."

FUND SUMMARY

Janus Henderson Global Allocation Fund – Moderate

Ticker: JNSMX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Moderate seeks total return through growth of capital and income. X3D10

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.05%	7C2J1
Other Expenses	0.21%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.82%	7C2J17
Total Annual Fund Operating Expenses	1.08%	7C2J10

(1) “Acquired Fund” refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund’s “Total Annual Fund Operating Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including the operating expenses of the underlying funds) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F5A

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 110	$ 343	$ 595	$ 1,317

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 32% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds (“underlying funds”) that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161B

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund’s investments that normally provides exposure of approximately 55% to equity investments, 35% to fixed-income securities and money market instruments, and 10% to alternative investments. The target allocation and the allocation of the Fund’s assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a “fund of funds.”

The Fund’s asset allocation is intended to diversify investments throughout the world among equity investments, fixed-income securities, cash equivalents, and alternative investments. The portfolio managers determine the overall composition of the X162A

Fund summary

Janus Henderson Global Allocation Fund – Growth

Ticker: JNSGX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Allocation Fund – Growth seeks total return through a primary emphasis on growth of capital with a secondary emphasis on income. X3D11

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F

7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.05%	7C2J1
Other Expenses	0.23%	7C2J4
Acquired Fund[1] Fees and Expenses	0.57%	7C2J17
Total Annual Fund Operating Expenses	0.85%	7C2J10

(1) "Acquired Fund" refers to any underlying fund in which the Fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Fund incurs as a result of investing in shares of an underlying fund. The Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6C1

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses (including the operating expenses of the underlying funds) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F5A

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 87	$ 271	$ 471	$ 1,049

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 35% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in other Janus Henderson mutual funds ("underlying funds") that represent a variety of asset classes and investment styles and provide exposure to issuers that are economically tied to countries throughout the world. Through its investments in underlying funds, the Fund invests in issuers from several different countries. As a result, the Fund normally will have approximately 40% to 65% of its net assets allocated to non-U.S. investments. The Fund may also have significant exposure to emerging markets. X161A

The Fund invests in a diversified portfolio of underlying funds, resulting in an allocation of the Fund's investments that normally provides exposure of approximately 75% to equity investments, 15% to fixed-income securities and money market instruments, and 10% to alternative investments. The target allocation and the allocation of the Fund's assets among underlying funds are based on quantitative and qualitative analysis. Because it invests in other funds, the Fund is considered a "fund of funds."

October 27, 2017 1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class R Shares Ticker	Class T Shares Ticker
Fixed Income**							
Janus Henderson Flexible Bond Fund	JDFAX	JFICX	JADFX	JFLEX	JDFNX	JDFRX	JAFIX
Janus Henderson Global Bond Fund	JGBAX	JGBCX	JGBSX	JGBIX	JGLNX	N/A	JHBTX
Janus Henderson High-Yield Fund	JHYAX	JDHCX	JDHYX	JHYFX	JHYNX	JHYRX	JAHYX
Janus Henderson Multi-Sector Income Fund	JMUAX	JMUCX	JMUSX	JMUIX	JMTNX	N/A	JMUTX
Janus Henderson Real Return Fund	JURAX	JURCX	JURSX	JURIX	N/A	N/A	JURTX
Janus Henderson Short-Term Bond Fund	JSHAX	JSHCX	JSHSX	JSHIX	JSHNX	N/A	JASBX
Janus Henderson Strategic Income Fund	HFAAX	HFACX	HFASX	HFAIX	HFARX	N/A	HFATX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Janus" or "Henderson." The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Flexible Bond Fund

Ticker: JDFAX Class A Shares JADFX Class S Shares JDFNX Class N Shares JAFIX Class T Shares
JFICX Class C Shares JFLEX Class I Shares JDFRX Class R Shares

INVESTMENT OBJECTIVE

Janus Henderson Flexible Bond Fund seeks to obtain maximum total return, consistent with preservation of capital. 2S

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1A 7C1C

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T	
Management Fees	0.41%	0.41%	0.41%	0.41%	0.41%	0.41%	0.41%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None	7C2J16
Other Expenses	0.18%	0.12%	0.29%	0.15%	0.04%	0.29%	0.29%	7C2J4
Total Annual Fund Operating Expenses[(1)]	0.84%	1.53%	0.95%	0.56%	0.45%	1.20%	0.70%	7C2K
Fee Waiver[(1)]	0.01%	0.01%	0.25%	0.00%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.83%	1.52%	0.70%	0.56%	0.45%	1.20%	0.70%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.45% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 557	$ 730	$ 919	$ 1,463
Class C Shares	$ 256	$ 483	$ 834	$ 1,824
Class S Shares	$ 97	$ 303	$ 525	$ 1,166

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$ 57	$ 179	$ 313	$ 701
Class N Shares	$ 46	$ 144	$ 252	$ 567
Class R Shares	$ 122	$ 381	$ 660	$ 1,455
Class T Shares	$ 72	$ 224	$ 390	$ 871
If Shares are not redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 557	$ 730	$ 919	$ 1,463
Class C Shares	$ 156	$ 483	$ 834	$ 1,824
Class S Shares	$ 97	$ 303	$ 525	$ 1,166
Class I Shares	$ 57	$ 179	$ 313	$ 701
Class N Shares	$ 46	$ 144	$ 252	$ 567
Class R Shares	$ 122	$ 381	$ 660	$ 1,455
Class T Shares	$ 72	$ 224	$ 390	$ 871

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 96% of the average value of its portfolio.

25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund will invest at least 65% of its assets in investment grade debt securities. As of June 30, 2017, the Fund's weighted average maturity was 8.8 years. The Fund will limit its investment in high-yield/high-risk bonds, also known as "junk" bonds, to 35% or less of its net assets. The Fund generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Fund may also invest in asset-backed securities, money market instruments, commercial loans, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

3I

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use futures, including interest rate futures, Treasury bond futures, and exchange-traded futures, to manage portfolio risk and manage interest rate exposure. The Fund's exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest.

3H3B

In addition to considering economic factors such as the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility.

3H

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

24E

PRINCIPAL INVESTMENT RISKS

Although the Fund may be less volatile than funds that invest most of their assets in common stocks, the Fund's returns and yields will vary, and you could lose money.

5H

Fixed-Income Securities Risk. The Fund invests in a variety of fixed-income securities. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest

5E 5E1

Fund summary

Janus Henderson Global Bond Fund

Ticker: JGBAX Class A Shares JGBSX Class S Shares JGLNX Class N Shares
JGBCX Class C Shares JGBIX Class I Shares JHBTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Bond Fund seeks total return, consistent with preservation of capital. 2AK

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1A

7C1J

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.20%	0.20%	0.36%	0.21%	0.10%	0.35%	7C2J4
Total Annual Fund Operating Expenses[1]	1.05%	1.80%	1.21%	0.81%	0.70%	0.95%	7C2K
Fee Waiver[1]	0.12%	0.12%	0.36%	0.12%	0.11%	0.11%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.93%	1.68%	0.85%	0.69%	0.59%	0.84%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.59% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 577	$ 793	$ 1,027	$ 1,697
Class C Shares	$ 283	$ 566	$ 975	$ 2,116
Class S Shares	$ 123	$ 384	$ 665	$ 1,466
Class I Shares	$ 83	$ 259	$ 450	$ 1,002

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class N Shares	$ 72	$ 224	$ 390	$ 871
Class T Shares	$ 97	$ 303	$ 525	$ 1,166

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 577	$ 793	$ 1,027	$ 1,697
Class C Shares	$ 183	$ 566	$ 975	$ 2,116
Class S Shares	$ 123	$ 384	$ 665	$ 1,466
Class I Shares	$ 83	$ 259	$ 450	$ 1,002
Class N Shares	$ 72	$ 224	$ 390	$ 871
Class T Shares	$ 97	$ 303	$ 525	$ 1,166

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 210% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, corporate bonds, government notes and bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund invests in corporate debt securities of issuers in a number of different countries, which may include the United States. The Fund invests in securities of issuers that are economically tied to developed and emerging market countries. The Fund may invest across all fixed-income sectors, including U.S. and non-U.S. government debt securities ("sovereign debt"). The U.S. Government debt securities in which the Fund may invest include Treasury Inflation-Protected Securities, also known as TIPS. The Fund's investments may be denominated in local currency or U.S. dollar-denominated. The Fund may invest in debt securities with a range of maturities from short- to long-term. The Fund may invest up to 35% of its net assets in high-yield/high-risk debt securities. The Fund may also invest in preferred and common stock, money market instruments, municipal bonds, commercial and residential mortgage-backed securities, asset-backed securities, other securitized and structured debt products, private placements, and other investment companies, including exchange-traded funds ("ETFs"). The Fund may also invest in commercial loans, euro-denominated obligations, buy backs or dollar rolls, when-issued securities, and reverse repurchase agreements. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 4JA

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund has invested in and is expected to continue to invest in forward foreign currency exchange contracts, futures, options, and swaps (including interest rate swaps, total return swaps, and credit default swaps) for hedging purposes (to offset risks associated with an investment, currency exposure, or market conditions) and to increase or decrease the Fund's exposure to a particular market, to manage or adjust the risk profile of the Fund related to an investment or currency exposure, to adjust its currency exposure relative to its benchmark index, and to earn income and enhance returns. In particular, the Fund may use interest rate futures to manage portfolio risk. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. The Fund may also enter into short positions for hedging purposes. 4K5C

In addition to considering economic factors such as the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility. 3H

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

FUND SUMMARY

Janus Henderson High-Yield Fund

Ticker:				
	JHYAX Class A Shares	JDHYX Class S Shares	JHYNX Class N Shares	JAHYX Class T Shares
	JDHCX Class C Shares	JHYFX Class I Shares	JHYRX Class R Shares	

INVESTMENT OBJECTIVES

Janus Henderson High-Yield Fund seeks to obtain high current income. Capital appreciation is a secondary investment objective when consistent with its primary investment objective.

2T

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below.

7F1 7F1A 7C1C

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T	
Management Fees	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None	7C2J16
Other Expenses	0.18%	0.14%	0.30%	0.10%	0.05%	0.31%	0.30%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.00%	1.71%	1.12%	0.67%	0.62%	1.38%	0.87%	7C2K
Fee Waiver[(1)]	0.00%	0.00%	0.18%	0.00%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	1.00%	1.71%	0.94%	0.67%	0.62%	1.38%	0.87%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.69% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

8D1A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8E 8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 572	$ 778	$ 1,001	$ 1,641
Class C Shares	$ 274	$ 539	$ 928	$ 2,019

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class S Shares	$ 114	$ 356	$ 617	$ 1,363
Class I Shares	$ 68	$ 214	$ 373	$ 835
Class N Shares	$ 63	$ 199	$ 346	$ 774
Class R Shares	$ 140	$ 437	$ 755	$ 1,657
Class T Shares	$ 89	$ 278	$ 482	$ 1,073

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 572	$ 778	$ 1,001	$ 1,641
Class C Shares	$ 174	$ 539	$ 928	$ 2,019
Class S Shares	$ 114	$ 356	$ 617	$ 1,363
Class I Shares	$ 68	$ 214	$ 373	$ 835
Class N Shares	$ 63	$ 199	$ 346	$ 774
Class R Shares	$ 140	$ 437	$ 755	$ 1,657
Class T Shares	$ 89	$ 278	$ 482	$ 1,073

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 102% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield/high-risk securities rated below investment grade. Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may at times invest all of its assets in such securities. The Fund may also invest in commercial loans, money market instruments, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 3K

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. The Fund's exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. In particular, the Fund may invest in swaps, including index credit default swaps, to increase or decrease the Fund's exposure to a particular market. 3H3C

In addition to considering economic factors such as the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility. 3H

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

PRINCIPAL INVESTMENT RISKS

Although the Fund may be less volatile than funds that invest most of their assets in common stocks, the Fund's returns and yields will vary, and you could lose money. 5H

Fixed-Income Securities Risk. The Fund invests in a variety of fixed-income securities. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest rate risk, which is the risk that the value of such securities will generally decline as prevailing interest rates rise, which may 5E 5E1

FUND SUMMARY

Janus Henderson Multi-Sector Income Fund

Ticker: JMUAX Class A Shares JMUSX Class S Shares JMTNX Class N Shares
JMUCX Class C Shares JMUIX Class I Shares JMUTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Multi-Sector Income Fund seeks high current income with a secondary focus on capital appreciation. 2ZE

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1A 7C1J

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.35%	0.35%	0.55%	0.34%	0.31%	0.55%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.20%	1.95%	1.40%	0.94%	0.91%	1.15%	7C2K
Fee Waiver[(1)]	0.26%	0.27%	0.51%	0.27%	0.27%	0.26%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.94%	1.68%	0.89%	0.67%	0.64%	0.89%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.64% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund's commencement of operations (February 28, 2014) and expiring on the third anniversary of the commencement of operations, or when the Fund's assets meet the first breakpoint in the investment advisory fee schedule (0.60% of the first $200 million of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed if the Fund's expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund's assets will reach this asset level. 8D4C1A 8D4C8

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8F3B investment has a 5% return each year and that the Fund's operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 591	$ 838	$ 1,103	$ 1,860
Class C Shares	$ 298	$ 612	$ 1,052	$ 2,275
Class S Shares	$ 143	$ 443	$ 766	$ 1,680
Class I Shares	$ 96	$ 300	$ 520	$ 1,155
Class N Shares	$ 93	$ 290	$ 504	$ 1,120
Class T Shares	$ 117	$ 365	$ 633	$ 1,398

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 591	$ 838	$ 1,103	$ 1,860
Class C Shares	$ 198	$ 612	$ 1,052	$ 2,275
Class S Shares	$ 143	$ 443	$ 766	$ 1,680
Class I Shares	$ 96	$ 300	$ 520	$ 1,155
Class N Shares	$ 93	$ 290	$ 504	$ 1,120
Class T Shares	$ 117	$ 365	$ 633	$ 1,398

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 139% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

4ZC

The Fund pursues its investment objective by primarily investing, under normal circumstances, in a multi-sector portfolio of U.S. and non-U.S. debt securities that the portfolio managers believe have high income potential. The portfolio managers may also consider the capital appreciation potential of certain investments. The Fund may invest up to 65% of its net assets in high-yield/high-risk bonds, also known as "junk" bonds. The Fund's investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk bonds; (iii) commercial loans; (iv) commercial and residential mortgage-backed securities; (v) asset-backed securities; (vi) convertible securities and preferred stock; and (vii) emerging market debt. The portfolio managers believe that by investing in multiple sectors that potentially have low correlation to each other, the Fund's overall volatility may be reduced. The Fund may not have exposure to all of these investment sectors, and the Fund's exposure to any one investment sector will vary over time. The Fund may also invest in money market instruments, zero-coupon bonds, and equity securities that pay dividends or that the portfolio managers believe have potential for paying dividends. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. The Fund may enter into "to be announced" or "TBA" commitments when purchasing mortgage-backed securities or other securities.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use index and single-name credit default swaps, forward foreign currency exchange contracts, and interest rate futures. The Fund may use derivatives for various investment purposes, such as to manage or hedge portfolio risk, enhance return, or manage duration. The Fund's exposure to derivatives will vary. The Fund may also enter into short positions for hedging purposes and to enhance returns.

In addition to considering economic factors such as the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility.

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

FUND SUMMARY

Janus Henderson Real Return Fund

Ticker: JURAX Class A Shares JURSX Class S Shares JURTX Class T Shares
JURCX Class C Shares JURIX Class I Shares

INVESTMENT OBJECTIVE

Janus Henderson Real Return Fund seeks real return consistent with preservation of capital. 2ZC

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1A 7C1L

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class T	
Management Fees	0.55%	0.55%	0.55%	0.55%	0.55%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	7C2J16
Other Expenses	0.76%	0.77%	0.99%	0.77%	0.98%	7C2J4
Total Annual Fund Operating Expenses(1)	1.56%	2.32%	1.79%	1.32%	1.53%	7C2K
Fee Waiver(1)	0.87%	0.89%	1.13%	0.88%	0.87%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.69%	1.43%	0.66%	0.44%	0.66%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.41% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 626	$ 944	$ 1,285	$ 2,243
Class C Shares	$ 335	$ 724	$ 1,240	$ 2,656
Class S Shares	$ 182	$ 563	$ 970	$ 2,105
Class I Shares	$ 134	$ 418	$ 723	$ 1,590
Class T Shares	$ 156	$ 483	$ 834	$ 1,824

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 626	$ 944	$ 1,285	$ 2,243
Class C Shares	$ 235	$ 724	$ 1,240	$ 2,656
Class S Shares	$ 182	$ 563	$ 970	$ 2,105
Class I Shares	$ 134	$ 418	$ 723	$ 1,590
Class T Shares	$ 156	$ 483	$ 834	$ 1,824

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 34% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

4ZA

The Fund pursues its investment objective by primarily investing in U.S. Treasury securities, short-duration high-yield/high-risk debt, commodity-linked investments, and equity securities. The Fund's investments in U.S. Treasury securities may also include Treasury Inflation-Protected Securities, also known as TIPS. As utilized by the Fund, each of these types of investments may be considered an "inflation-related investment," which are those that may provide what is known as "real return," or a rate of return above the rate of inflation over a full market cycle. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

The Fund may invest up to 90% of its net assets in short-duration high-yield/high-risk debt securities. The Fund's investments in short-duration high-yield/high-risk securities include debt rated below investment grade, also known as "junk" bonds. Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may also invest in certain investment grade debt instruments, including corporate bonds, government bonds, municipal bonds, commercial and residential mortgage-backed securities, zero-coupon bonds, and agency securities. The Fund may invest in foreign debt securities.

To seek exposure to the commodities markets, the Fund may invest in commodity-linked investments such as commodity-related exchange-traded funds ("ETFs"), commodity index-linked swap agreements, commodity options and futures, and options on futures that provide exposure to the investment returns of the commodities markets. The Fund may also invest in other commodity-linked derivative instruments, such as commodity-linked notes ("structured notes").

The Fund's investments in equity securities may include common stock, preferred stock, and convertible securities, all of which may include exposure to foreign markets. The Fund may invest in companies of any market capitalization. The Fund's equity investments may also include securities of real estate-related companies, including, but not limited to, real estate investment trusts ("REITs") and similar REIT-like entities, such as foreign entities that have REIT characteristics.

The Fund may also invest in derivative instruments (by taking long and/or short positions) for various purposes, including hedging by shorting interest rate futures against long positions in TIPS, using inflation index swaps to hedge against unexpected changes in the rate of inflation, using interest rate swaps to hedge against changes in interest rates, using currency swaps to adjust its currency exposure, to increase or decrease the Fund's exposure to a particular market, to manage or adjust the risk profile of the Fund related to an investment, and to earn income and enhance returns.

The Fund may also use reverse repurchase agreements to generate income as part of its inflation-related strategies. Proceeds from reverse repurchase agreement transactions may be invested in other securities or instruments to attempt to increase the Fund's investment return. The Fund may also invest in money market instruments, buy backs or dollar rolls, other securitized debt products, commercial loans, various when-issued securities, exchange-traded notes, and other investment companies.

In addition to considering economic factors such as the rate of inflation and the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility.

FUND SUMMARY

Janus Henderson Short-Term Bond Fund

Ticker: JSHAX Class A Shares JSHSX Class S Shares JSHNX Class N Shares
JSHCX Class C Shares JSHIX Class I Shares JASBX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Short-Term Bond Fund seeks as high a level of current income as is consistent with preservation of capital. 2AE

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 88 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1A 7C1D

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	2.50%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.09%	0.12%	0.29%	0.11%	0.04%	0.29%	7C2J4
Total Annual Fund Operating Expenses[(1)]	0.90%	1.68%	1.10%	0.67%	0.60%	0.85%	7C2K
Fee Waiver[(1)]	0.12%	0.12%	0.36%	0.11%	0.11%	0.11%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.78%	1.56%	0.74%	0.56%	0.49%	0.74%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.49% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 340	$ 530	$ 736	$ 1,330
Class C Shares	$ 271	$ 530	$ 913	$ 1,987
Class S Shares	$ 112	$ 350	$ 606	$ 1,340

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$ 68	$ 214	$ 373	$ 835
Class N Shares	$ 61	$ 192	$ 335	$ 750
Class T Shares	$ 87	$ 271	$ 471	$ 1,049
If Shares are not redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 340	$ 530	$ 736	$ 1,330
Class C Shares	$ 171	$ 530	$ 913	$ 1,987
Class S Shares	$ 112	$ 350	$ 606	$ 1,340
Class I Shares	$ 68	$ 214	$ 373	$ 835
Class N Shares	$ 61	$ 192	$ 335	$ 750
Class T Shares	$ 87	$ 271	$ 471	$ 1,049

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 82% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in short- and intermediate-term securities such as corporate bonds or notes or government securities, including agency securities. The Fund may invest up to 35% of its net assets in high-yield/high-risk bonds, also known as "junk" bonds. The Fund expects to maintain an average-weighted effective maturity of three years or less under normal circumstances. As of June 30, 2017, the Fund's weighted average maturity was 2.1 years. The Fund may also invest in commercial loans, commercial and residential mortgage-backed securities, asset-backed securities, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 4HA

"Effective" maturity differs from actual maturity, which may be longer. In calculating the "effective" maturity the portfolio managers will estimate the effect of expected principal payments and call provisions on securities held in the portfolio. This gives the portfolio managers some additional flexibility in the securities they purchase, but all else being equal, could result in more volatility than if the Fund calculated an actual maturity target. 4HB

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use derivatives to manage portfolio risk or to manage the effective maturity of the securities in the Fund's portfolio. The Fund's exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. 3H3A

In addition to considering economic factors such as the effect of interest rates on the Fund's investments, the portfolio managers apply a "bottom up" approach in choosing investments. This means that the portfolio managers look at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility. 3H

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

PRINCIPAL INVESTMENT RISKS

Although the Fund may be less volatile than funds that invest most of their assets in common stocks, the Fund's returns and yields will vary, and you could lose money. 5H

FUND SUMMARY

Janus Henderson Strategic Income Fund

Ticker: HFAAX Class A Shares HFASX Class S Shares HFARX Class N Shares
HFACX Class C Shares HFAIX Class I Shares HFATX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Strategic Income Fund seeks total return through current income and capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 88 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Management Fees	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses(1)	0.21%	0.22%	0.37%	0.21%	0.15%	0.37%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses(2)	1.03%	1.79%	1.19%	0.78%	0.72%	0.94%
Fee Waiver(2)	0.03%	0.04%	0.03%	0.03%	0.03%	0.03%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.00%	1.75%	1.16%	0.75%	0.69%	0.91%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.64% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 575	$ 787	$ 1,017	$ 1,675
Class C Shares	$ 282	$ 563	$ 970	$ 2,105
Class S Shares	$ 121	$ 378	$ 654	$ 1,443
Class I Shares	$ 80	$ 249	$ 433	$ 966
Class N Shares	$ 74	$ 230	$ 401	$ 894
Class T Shares	$ 96	$ 300	$ 520	$ 1,155
If Shares are not redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 575	$ 787	$ 1,017	$ 1,675
Class C Shares	$ 182	$ 563	$ 970	$ 2,105
Class S Shares	$ 121	$ 378	$ 654	$ 1,443
Class I Shares	$ 80	$ 249	$ 433	$ 966
Class N Shares	$ 74	$ 230	$ 401	$ 894
Class T Shares	$ 96	$ 300	$ 520	$ 1,155

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of Henderson Strategic Income Fund (the "Predecessor Fund") and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 112% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in income-producing securities including foreign investment grade debt (including developed market government bonds), emerging market debt, international and domestic high yield debt (including lower-quality securities, "high yield" or "junk bonds"), U.S. investment grade corporate debt, U.S. government debt securities, and floating rate notes ("FRNs"). The Fund may also invest in dividend-paying equity securities of companies domiciled in the U.S. or abroad. The portfolio managers may shift the Fund's assets among various types of income-producing securities based upon changing market conditions. Under normal circumstances, the portfolio managers intend to invest at least 40% of the Fund's net assets outside of the U.S. and in at least three different countries. A security is deemed to originate in a country if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading market of its equity are located in, the country, (ii) a majority of the company's assets are located in the country, or (iii) a majority of the company's revenues are derived from the country.

The portfolio managers use a process that combines a bottom-up approach to individual security selection rooted in thorough, independent research with a macro-economic overlay that determines appropriate country, asset sector, currency and industry exposure.

In their bottom-up approach, the portfolio managers use both qualitative and quantitative credit analysis to consider a variety of factors, including the issuer's: experience and managerial strength, debt service capability, operating outlook, sensitivity to economic conditions, current financial condition, liquidity and access to capital, asset protection, structural issues, covenant protection, and equity sponsorship.

The portfolio managers perform credit analysis and meet with prospective and purchased debt issuers. They also work closely with a team of analysts to search for the most appropriate securities to include in the Fund's portfolio.

Sector, regional and industry allocations are evaluated within a broader economic and market context and involve:
(i) evaluation of the economic and interest rate environment that determines asset sector allocation and quality mix;
(ii) evaluation of country and regional economic environment to support country allocation decisions; and (iii) analysis of industry weightings, including stability and growth of industries, cash flows and/or positive equity momentum.

October 27, 2017 1A

	Class D Shares* Ticker
Fixed Income**	
Janus Henderson Flexible Bond Fund	JANFX
Janus Henderson Global Bond Fund	JGBDX
Janus Henderson High-Yield Fund	JNHYX
Janus Henderson Multi-Sector Income Fund	JMUDX
Janus Henderson Real Return Fund	JURDX
Janus Henderson Short-Term Bond Fund	JNSTX
Janus Henderson Strategic Income Fund	HFADX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Janus" or "Henderson." The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Flexible Bond Fund

Ticker: JANFX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Flexible Bond Fund seeks to obtain maximum total return, consistent with preservation of capital. 2S

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	**Class D**	
Management Fees	0.41%	7C2J1
Other Expenses	0.19%	7C2J4
Total Annual Fund Operating Expenses(1)	0.60%	7C2K
Fee Waiver(1)	0.01%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.59%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.45% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	**3 Years**	**5 Years**	**10 Years**
Class D Shares	$ 61	$ 192	$ 335	$ 750

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 96% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund will invest at least 65% of its assets in investment grade debt securities. As of June 30, 2017, the Fund's weighted average maturity was 8.8 years. The Fund will limit its investment in high-yield/high-risk bonds, also known as "junk" bonds, to 35% or less of its net assets. The Fund generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Fund may also invest in asset-backed securities, money market instruments, commercial loans, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 3I

Fund summary

Janus Henderson Global Bond Fund

Ticker: JGBDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Bond Fund seeks total return, consistent with preservation of capital. 2AK

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.60%	7C2J1
Other Expenses	0.30%	7C2J4
Total Annual Fund Operating Expenses(1)	0.90%	7C2K
Fee Waiver(1)	0.15%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.75%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.59% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 92	$ 287	$ 498	$ 1,108

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 210% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, corporate bonds, government notes and bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund invests in corporate debt securities of issuers in a number of different countries, which may include the United States. The Fund invests in securities of issuers that are economically tied to developed and emerging market countries. The Fund may invest across all fixed-income sectors, including U.S. and non-U.S. government debt securities ("sovereign debt"). The U.S. Government debt securities in which the Fund may invest include Treasury Inflation-Protected Securities, also known as TIPS. The Fund's investments may be denominated in local currency or U.S. dollar-denominated. The Fund may invest in debt securities with a range of maturities from short- to long-term. The Fund may invest up to 35% of its net assets in high-yield/high-risk debt securities. The Fund may also invest in preferred and common stock, money market instruments, municipal bonds, commercial and residential mortgage-backed securities, asset-backed securities, other securitized and 4JA

FUND SUMMARY

Janus Henderson High-Yield Fund

Ticker: JNHYX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVES

Janus Henderson High-Yield Fund seeks to obtain high current income. Capital appreciation is a secondary investment objective when consistent with its primary investment objective. 2T

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.57%	7C2J1
Other Expenses	0.20%	7C2J4
Total Annual Fund Operating Expenses	0.77%	7C2J10

EXAMPLE:
The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 79	$ 246	$ 428	$ 954

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 102% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield/high-risk securities rated below investment grade. Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may at times invest all of its assets in such securities. The Fund may also invest in commercial loans, money market instruments, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 3K

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. The Fund's exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. In particular, the Fund may invest in swaps, including index credit default swaps, to increase or decrease the Fund's exposure to a particular market. 3H3C

FUND SUMMARY

Janus Henderson Multi-Sector Income Fund

Ticker: JMUDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Multi-Sector Income Fund seeks high current income with a secondary focus on capital appreciation. 2ZE

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.60%	7C2J1
Other Expenses	0.47%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.07%	7C2K
Fee Waiver[(1)]	0.28%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.79%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.64% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund's commencement of operations (February 28, 2014) and expiring on the third anniversary of the commencement of operations, or when the Fund's assets meet the first breakpoint in the investment advisory fee schedule (0.60% of the first $200 million of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed if the Fund's expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund's assets will reach this asset level. 8D4C1 8D4C8

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3A

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 109	$ 340	$ 590	$ 1,306

8E1

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 139% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, in a multi-sector portfolio of U.S. and non-U.S. debt securities that the portfolio managers believe have high income potential. The portfolio managers may also consider the capital appreciation potential of certain investments. The Fund may invest up to 65% of its net assets in high-yield/high-risk bonds, also known as "junk" bonds. The Fund's investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk bonds; (iii) commercial loans; (iv) commercial and residential mortgage-backed securities; (v) asset-backed securities; (vi) convertible securities and preferred stock; and (vii) emerging market debt. The portfolio managers believe that by investing in multiple sectors that 4ZC

Fund summary

Janus Henderson Real Return Fund

Ticker: JURDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Real Return Fund seeks real return consistent with preservation of capital. 2ZC

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.55%	7C2J1
Other Expenses	0.93%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.48%	7C2K
Fee Waiver[(1)]	0.92%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.56%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.41% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 151	$ 468	$ 808	$ 1,768

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 34% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing in U.S. Treasury securities, short-duration high-yield/high-risk debt, commodity-linked investments, and equity securities. The Fund's investments in U.S. Treasury securities may also include Treasury Inflation-Protected Securities, also known as TIPS. As utilized by the Fund, each of these types of investments may be considered an "inflation-related investment," which are those that may provide what is known as "real return," or a rate of return above the rate of inflation over a full market cycle. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 4ZA

The Fund may invest up to 90% of its net assets in short-duration high-yield/high-risk debt securities. The Fund's investments in short-duration high-yield/high-risk securities include debt rated below investment grade, also known as "junk" bonds. Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may also invest in certain investment grade

FUND SUMMARY

Janus Henderson Short-Term Bond Fund

Ticker: JNSTX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Short-Term Bond Fund seeks as high a level of current income as is consistent with preservation of capital. 2AE

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.56%	7C2J1
Other Expenses	0.21%	7C2J4
Total Annual Fund Operating Expenses[1]	0.77%	7C2K
Fee Waiver[1]	0.13%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.64%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.49% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 79	$ 246	$ 428	$ 954

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 82% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in short- and intermediate-term securities such as corporate bonds or notes or government securities, including agency securities. The Fund may invest up to 35% of its net assets in high-yield/high-risk bonds, also known as "junk" bonds. The Fund expects to maintain an average-weighted effective maturity of three years or less under normal circumstances. As of June 30, 2017, the Fund's weighted average maturity was 2.1 years. The Fund may also invest in commercial loans, commercial and residential mortgage-backed securities, asset-backed securities, and foreign debt securities (which may include investments in emerging markets). Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds. 4HA

FUND SUMMARY

Janus Henderson Strategic Income Fund

Ticker: HFADX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Strategic Income Fund seeks total return through current income and capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.55%
Other Expenses[1]	0.29%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses[2]	0.86%
Fee Waiver[2]	0.05%
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.81%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.64% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 88	$ 274	$ 477	$ 1,061

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of Henderson Strategic Income Fund (the "Predecessor Fund") and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 112% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in income-producing securities including foreign investment grade debt (including developed market government bonds), emerging market debt, international and domestic high yield debt (including lower-quality securities, "high yield" or "junk bonds"), U.S. investment grade corporate debt, U.S. government debt securities, and floating rate notes ("FRNs"). The Fund may also invest in dividend-paying equity securities of companies domiciled in the U.S. or abroad. The portfolio managers may shift the Fund's assets among various types of income-producing securities based upon changing market conditions. Under normal circumstances, the portfolio managers intend to invest at least 40% of the Fund's net assets outside of the U.S. and in at least three different countries. A security is deemed to originate in a country if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading

October 27, 2017

1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class R Shares Ticker	Class T Shares Ticker
Fixed Income**							
Janus Henderson Global Unconstrained Bond Fund (formerly named Janus Global Unconstrained Bond Fund)	JUCAX	JUCCX	JUCSX	JUCIX	JUCNX	JUCRX	JUCTX

Janus Investment Fund

Prospectus

** The name change for the Fund was effective June 5, 2017.

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

1BF

FUND SUMMARY

Janus Henderson Global Unconstrained Bond Fund

Ticker: JUCAX Class A Shares JUCSX Class S Shares JUCNX Class N Shares JUCTX Class T Shares
JUCCX Class C Shares JUCIX Class I Shares JUCRX Class R Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Unconstrained Bond Fund seeks to maximize total return, consistent with preservation of capital. 2ZF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 44 of the Fund's Prospectus and in the "Purchases" section on page 68 of the Fund's Statement of Additional Information. In addition, please see Appendix B – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1S 7C1C

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment) 7C2JA	Class A	Class C	Class S	Class I	Class N	Class R	Class T	
Management Fees	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None	7C2J16
Other Expenses	0.11%	0.12%	0.31%	0.10%	0.06%	0.32%	0.30%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	7C2J17
Total Annual Fund Operating Expenses[(2)]	1.01%	1.77%	1.21%	0.75%	0.71%	1.47%	0.95%	7C2KA
Fee Waiver[(2)]	0.00%	0.00%	0.14%	0.00%	0.00%	0.00%	0.00%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	1.01%	1.77%	1.07%	0.75%	0.71%	1.47%	0.95%	7C2LA

(1) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.82% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D1A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 573	$ 781	$ 1,006	$ 1,653
Class C Shares	$ 280	$ 557	$ 959	$ 2,084
Class S Shares	$ 123	$ 384	$ 665	$ 1,466
Class I Shares	$ 77	$ 240	$ 417	$ 930
Class N Shares	$ 73	$ 227	$ 395	$ 883
Class R Shares	$ 150	$ 465	$ 803	$ 1,757
Class T Shares	$ 97	$ 303	$ 525	$ 1,166

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 573	$ 781	$ 1,006	$ 1,653
Class C Shares	$ 180	$ 557	$ 959	$ 2,084
Class S Shares	$ 123	$ 384	$ 665	$ 1,466
Class I Shares	$ 77	$ 240	$ 417	$ 930
Class N Shares	$ 73	$ 227	$ 395	$ 883
Class R Shares	$ 150	$ 465	$ 803	$ 1,757
Class T Shares	$ 97	$ 303	$ 525	$ 1,166

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 145% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

4ZD

The Fund seeks to provide long-term positive returns and to preserve capital through various market environments by managing portfolio duration, credit risk, and volatility. As an "unconstrained" fund, the Fund has the flexibility to invest across all fixed-income asset classes, and is not managed to be compared to any specific index. The Fund has significant latitude to pursue opportunities across the fixed-income spectrum to create a diversified portfolio of varying maturities, including moving between sectors or across credit risk, and may have long, short, or negative duration.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. The type of bonds in which the Fund may invest include a variety of fixed-income instruments such as, but not limited to, government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, asset-backed securities, zero-coupon bonds, and derivatives such as forwards, swap agreements, futures contracts, and options that provide exposure to various fixed-income instruments. In pursuing its investment objective, the Fund will have exposure to investments that are tied economically to a number of countries throughout the world.

The Fund's average portfolio duration may range from negative 4 years to plus 6 years. As of June 30, 2017, the Fund's average portfolio duration was 1.13 years. The Fund may invest without limit in high-yield/high-risk bonds, also known as "junk" bonds. The Fund may also invest in money market instruments (which may include reverse repurchase agreements), loan participations and assignments, foreign debt securities (which may include investments in emerging markets up to 50% of the Fund's net assets), preferred stock, and equity securities. From time to time, the Fund may invest in shares of companies through initial public offerings. The Fund may invest in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

The Fund may invest all of its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may utilize swap agreements, including index and single-name credit default swaps, inflation-linked swaps, interest rate swaps, and total return swaps. The Fund may also use forward foreign currency exchange

October 27, 2017 1A

	Class D Shares* Ticker
Fixed Income**	
Janus Henderson Global Unconstrained Bond Fund (formerly named Janus Global Unconstrained Bond Fund)	JUCDX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** The name change for the Fund was effective June 5, 2017.

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1BF

FUND SUMMARY

Janus Henderson Global Unconstrained Bond Fund

Ticker: JUCDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Unconstrained Bond Fund seeks to maximize total return, consistent with preservation of capital. 2ZF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.64%	7C2J1
Other Expenses	0.33%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.01%	7C2J17
Total Annual Fund Operating Expenses	0.98%	7C2J10

(1) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

EXAMPLE:
The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 100	$ 312	$ 542	$ 1,201

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 145% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to provide long-term positive returns and to preserve capital through various market environments by managing portfolio duration, credit risk, and volatility. As an "unconstrained" fund, the Fund has the flexibility to invest across all fixed-income asset classes, and is not managed to be compared to any specific index. The Fund has significant latitude to pursue opportunities across the fixed-income spectrum to create a diversified portfolio of varying maturities, including moving between sectors or across credit risk, and may have long, short, or negative duration. 4ZD

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. The type of bonds in which the Fund may invest include a variety of fixed-income instruments such as, but not limited to, government notes and bonds, corporate bonds, convertible bonds, commercial and residential mortgage-backed securities, asset-backed securities, zero-coupon bonds, and derivatives such as forwards, swap agreements, futures contracts, and options that provide exposure to various fixed-income instruments. In

October 27, 2017

1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class T Shares Ticker
Multi-Asset**						
Janus Henderson Adaptive Global Allocation Fund	JAGAX	JAVCX	JAGSX	JVGIX	JAGNX	JVGTX
Janus Henderson All Asset Fund	HGAAX	HGACX	HGAQX	HGAIX	HGARX	HGATX
Janus Henderson Dividend & Income Builder Fund	HDAVX	HDCVX	HDQVX	HDIVX	HDRVX	HDTVX
Janus Henderson Value Plus Income Fund	JPVAX	JPVCX	JPVSX	JPVIX	JPVNX	JPVTX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Janus", "Henderson", or "Perkins". The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

1B

FUND SUMMARY

Janus Henderson Adaptive Global Allocation Fund

Ticker: JAGAX Class A Shares JAGSX Class S Shares JAGNX Class N Shares
JAVCX Class C Shares JVGIX Class I Shares JVGTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Adaptive Global Allocation Fund seeks total return through growth of capital and income. 2AM

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 73 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1G 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.52%	0.51%	0.75%	0.65%	0.49%	0.76%	7C2J4
Acquired Fund[(1)] Fees and Expenses	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	7C2J17
Total Annual Fund Operating Expenses[(2)]	1.62%	2.36%	1.85%	1.50%	1.34%	1.61%	7C2KA
Fee Waiver[(2)]	0.56%	0.55%	0.79%	0.69%	0.53%	0.55%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	1.06%	1.81%	1.06%	0.81%	0.81%	1.06%	7C2LA

(1) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.71%. Janus Capital shall additionally reimburse or waive acquired fund fees and expenses to the extent they exceed 0.10%. The contractual waivers will remain in effect until November 1, 2018. The contractual waivers may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund's commencement of operations (June 23, 2015) and expiring on the third anniversary of the commencement of operations, or when the Fund's assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed if the Fund's expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund's assets will reach this asset level. 8D4C4

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3B

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 730	$ 1,057	$ 1,406	$ 2,386
Class C Shares	$ 339	$ 736	$ 1,260	$ 2,696
Class S Shares	$ 188	$ 582	$ 1,001	$ 2,169
Class I Shares	$ 153	$ 474	$ 818	$ 1,791
Class N Shares	$ 136	$ 425	$ 734	$ 1,613
Class T Shares	$ 164	$ 508	$ 876	$ 1,911

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 730	$ 1,057	$ 1,406	$ 2,386
Class C Shares	$ 239	$ 736	$ 1,260	$ 2,696
Class S Shares	$ 188	$ 582	$ 1,001	$ 2,169
Class I Shares	$ 153	$ 474	$ 818	$ 1,791
Class N Shares	$ 136	$ 425	$ 734	$ 1,613
Class T Shares	$ 164	$ 508	$ 876	$ 1,911

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 302% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by allocating its assets across a portfolio of global equity, global fixed-income, and, at times, commodities investments. In doing so, the Fund will attempt to reduce the risk of significant loss, or a drop in the value of the Fund's capital that is unlikely to be regained over a full market cycle (a time period representing a significant market decline and recovery), while also participating in the upside growth of the capital markets. To achieve this objective, the Fund's portfolio managers employ a "tail managed" strategy intended to tactically shift away from assets whose downside tail risks are perceived to be increasing and toward assets whose expected tail gains are increasing. As it relates to investing, "tails" represent the outliers of a distribution of returns or, in other words, outsized future moves both to the positive and negative. Tail events typically occur more often than expected, and a tail loss or a tail gain can have a substantial impact on a portfolio's long-term performance. 4JC

The Fund uses a variety of investments to gain the desired exposure, including global equities, global fixed-income securities, and with respect to commodity-linked investments, exchange-traded funds ("ETFs") and mutual funds. The Fund may invest in emerging markets, but will normally limit such investments to 30% of its net assets, measured at the time of purchase. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

To implement the strategy, the portfolio managers utilize two complementary processes: a "top-down" macro analysis and a "bottom-up" risk/reward analysis, each of which are described below. These processes each employ certain proprietary models which provide forward-looking insights into capital markets and which seek to identify indicators of market stress or potential upside. Such models include a proprietary options implied information model that monitors day-to-day movements in options prices for indicators of risk and reward between asset classes, sectors, and regions. Using the proprietary models, the portfolio managers will adjust the Fund's allocations and the underlying security exposures.

- *Top-Down Macro Analysis.* The top-down analysis focuses on how the Fund's assets will be distributed between the global equity and global fixed-income asset classes, and, at times, the commodity asset class. The portfolio managers monitor

FUND SUMMARY

Janus Henderson All Asset Fund

Ticker: HGAAX Class A Shares HGAQX Class S Shares HGARX Class N Shares
HGACX Class C Shares HGAIX Class I Shares HGATX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson All Asset Fund seeks to provide total return by investing in a broad range of asset classes.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 73 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class T**
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class T**
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses(1)	0.44%	0.45%	0.61%	0.42%	0.38%	0.61%
Acquired Fund Fees and Expenses	0.45%	0.45%	0.45%	0.45%	0.45%	0.45%
Total Annual Fund Operating Expenses(2)	1.54%	2.30%	1.71%	1.27%	1.23%	1.46%
Fee Waiver(2)	0.25%	0.25%	0.25%	0.24%	0.26%	0.25%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.29%	2.05%	1.46%	1.03%	0.97%	1.21%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.51% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 723	$ 1,033	$ 1,366	$ 2,304
Class C Shares	$ 333	$ 718	$ 1,230	$ 2,636
Class S Shares	$ 174	$ 539	$ 928	$ 2,019
Class I Shares	$ 129	$ 403	$ 697	$ 1,534
Class N Shares	$ 125	$ 390	$ 676	$ 1,489
Class T Shares	$ 149	$ 462	$ 797	$ 1,746

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 723	$ 1,033	$ 1,366	$ 2,304
Class C Shares	$ 233	$ 718	$ 1,230	$ 2,636
Class S Shares	$ 174	$ 539	$ 928	$ 2,019
Class I Shares	$ 129	$ 403	$ 697	$ 1,534
Class N Shares	$ 125	$ 390	$ 676	$ 1,489
Class T Shares	$ 149	$ 462	$ 797	$ 1,746

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of the Predecessor Fund and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 55% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in a broad range of both traditional asset classes (such as equity and fixed-income investments) and alternative asset classes (such as real estate, commodities, currencies, private equity, and absolute return strategies). As part of this strategy, the Fund may hold cash and/or invest in money market instruments or cash equivalents. A flexible asset allocation approach will be utilized to invest across asset classes within a risk controlled framework.

Asset allocation decisions will be driven by a process consisting of three key elements: asset selection, diversified portfolio construction and efficient implementation. Risk management is an integral part of decision making and is considered at all stages of the investment process. The Fund will vary its exposure to different asset classes and strategies over time in response to changing market and economic conditions. The level of exposure to various asset classes will be based on the adviser's assessment of the asset's potential return, associated volatility and correlation with other assets.

The Fund may seek exposure to the asset classes described above by investing in other investment companies or investment pools, by investing directly in securities and other investments or through the use of derivatives. Such investment companies and investment pools might include, for example, other open-end or closed-end investment companies (including investment companies that concentrate their investments in one or more industries or economic or market sectors), exchange-traded funds ("ETFs", which are open-end investment companies whose shares may be bought or sold by investors in transactions on major stock exchanges), unit investment trusts, and domestic or foreign private investment pools (including investment companies not registered under the Investment Company Act of 1940, as amended (the "1940 Act"), such as "hedge funds") or indexes of investment pools. The Fund's adviser or subadviser may itself manage the Fund's assets allocated to a particular asset class, either directly or through a mutual fund or other pooled vehicle managed by it, or it may invest the Fund's assets in other investment companies or private investment pools providing access to specialist management outside of the Janus Henderson Group organizations. The amount and type of the Fund's investment in a particular asset class, and the amount invested in certain investment companies or investment pools, is limited by law and by tax considerations. The Fund may invest across the maturity range of fixed-income securities and expects to invest in fixed-income securities.

FUND SUMMARY

Janus Henderson Dividend & Income Builder Fund

Ticker: HDAVX Class A Shares HDQVX Class S Shares HDRVX Class N Shares
HDCVX Class C Shares HDIVX Class I Shares HDTVX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Dividend & Income Builder Fund seeks to provide current income from a portfolio of securities that exceeds the average yield on global stocks, and aims to provide a growing stream of income per share over time. The Fund's secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 73 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses(1)	0.29%	0.31%	0.49%	0.33%	0.39%	0.49%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses(2)	1.30%	2.07%	1.50%	1.09%	1.15%	1.25%
Fee Waiver(2)	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.15%	1.92%	1.35%	0.94%	1.00%	1.10%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.84% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 700	$ 963	$ 1,247	$ 2,053
Class C Shares	$ 310	$ 649	$ 1,114	$ 2,400
Class S Shares	$ 153	$ 474	$ 818	$ 1,791
Class I Shares	$ 111	$ 347	$ 601	$ 1,329
Class N Shares	$ 117	$ 365	$ 633	$ 1,398
Class T Shares	$ 127	$ 397	$ 686	$ 1,511
If Shares are not redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 700	$ 963	$ 1,247	$ 2,053
Class C Shares	$ 210	$ 649	$ 1,114	$ 2,400
Class S Shares	$ 153	$ 474	$ 818	$ 1,791
Class I Shares	$ 111	$ 347	$ 601	$ 1,329
Class N Shares	$ 117	$ 365	$ 633	$ 1,398
Class T Shares	$ 127	$ 397	$ 686	$ 1,511

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of Henderson Dividend & Income Builder Fund (the "Predecessor Fund") and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 55% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of income-producing securities, and at least 50% of its assets in equity securities.

The Fund will normally invest its assets primarily in dividend-paying equities as well as a range of fixed income securities, including high yield corporate bonds ("junk bonds"), investment grade bonds, sovereign debt from issuers in the U.S. and around the world, unrated bonds and floating rate securities.

In selecting investments, the Fund seeks to invest in securities that the portfolio managers believe offer the potential for growth of income and capital over time. The portfolio managers may shift the Fund's assets among various types of income-producing securities based on changing market conditions.

For the Fund's investment in equity securities, the portfolio managers primarily seek to invest in common stocks of companies with attractive long-term business prospects that generate profits and produce attractive levels of dividend income, and which are, in the opinion of the portfolio managers, undervalued or inexpensive relative to other comparable investments. The Fund may also invest in preferred stocks, depository receipts, equity real estate investment trusts ("REITs"), and other equity-related securities.

The Fund may invest in a variety of fixed income securities, including bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. companies, governments or other public sector entities. The Fund may invest in fixed income securities across the maturity range and of any credit quality.

The Fund invests in U.S. and non-U.S. issuers and has no specific policy on the number of different countries in which it will invest but intends to invest in at least three different countries. The Fund may invest in companies domiciled in any country that the portfolio managers believe to be appropriate in pursuit of the Fund's objectives and may invest in securities of companies or issuers based in and/or economically tied to emerging markets. There is no limitation on the market capitalization range of issuers in which the Fund may invest. The Fund's investment in an issuer may be effected through an initial public offering and/or a private placement.

FUND SUMMARY

Janus Henderson Value Plus Income Fund

Ticker:	JPVAX	Class A Shares	JPVSX	Class S Shares	JPVNX	Class N Shares
	JPVCX	Class C Shares	JPVIX	Class I Shares	JPVTX	Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Value Plus Income Fund seeks capital appreciation and current income. 2F1

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 73 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1G 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment) 7C2JA	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses(1)	0.44%	0.46%	0.68%	0.53%	0.46%	0.72%	7C2J4A
Total Annual Fund Operating Expenses(2)	1.29%	2.06%	1.53%	1.13%	1.06%	1.32%	7C2KA
Fee Waiver(2)	0.36%	0.36%	0.60%	0.38%	0.38%	0.39%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver(2)	0.93%	1.70%	0.93%	0.75%	0.68%	0.93%	7C2LA

(1) Other Expenses for Class N Shares are based on the estimated annualized expenses that the Shares expect to incur. 7C16

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.68% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 699	$ 960	$ 1,242	$ 2,042
Class C Shares	$ 309	$ 646	$ 1,108	$ 2,390
Class S Shares	$ 156	$ 483	$ 834	$ 1,824
Class I Shares	$ 115	$ 359	$ 622	$ 1,375
Class N Shares	$ 108	$ 337	$ 585	$ 1,294
Class T Shares	$ 134	$ 418	$ 723	$ 1,590

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 699	$ 960	$ 1,242	$ 2,042
Class C Shares	$ 209	$ 646	$ 1,108	$ 2,390
Class S Shares	$ 156	$ 483	$ 834	$ 1,824
Class I Shares	$ 115	$ 359	$ 622	$ 1,375
Class N Shares	$ 108	$ 337	$ 585	$ 1,294
Class T Shares	$ 134	$ 418	$ 723	$ 1,590

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 86% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by normally investing 40-60% of its assets in equity securities and investing the remainder in fixed-income securities and cash equivalents. 4G7

Equity Securities. The Fund's equity investments generate total return from a combination of capital appreciation and, to a lesser degree, current income. Such equity investments may include companies of any size, but the Fund will invest primarily in large- and mid-sized companies whose stock prices the portfolio manager believes to be undervalued or have the potential for high relative dividend yields, or both. The Fund's equity portfolio manager invests in companies which have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's equity portfolio manager generally looks for companies with: 4G8

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

Fixed-Income Securities. The Fund's fixed-income investments generate total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Fund normally invests the portion of its assets allocated to fixed-income investments in debt securities (including, but not limited to, government bonds, corporate bonds, commercial and residential mortgage-backed securities, asset-backed securities, zero-coupon bonds, and commercial loans), convertible securities, and short-term securities. The Fund invests at least 50% of the fixed-income portion of its assets in investment grade debt securities. The Fund will limit its investment in high-yield/high-risk bonds, also known as "junk" bonds, to 50% or less of the fixed-income portion of its net assets. Cash positions are considered a part of the Fund's fixed-income allocation and will be managed by the Fund's fixed-income portfolio manager. 4G9

In addition to considering economic factors such as the effect of interest rates on the Fund's fixed-income investments, the Fund's fixed-income portfolio manager applies a "bottom up" approach in choosing investments. This means that the portfolio manager looks at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund's investment policies. The portfolio manager additionally considers the expected risk-adjusted return on a particular investment and the Fund's overall risk allocations and volatility. 3H2

The Fund may also invest in foreign securities, which may include investments in emerging markets. 3E

October 27, 2017 1A

	Class D Shares* Ticker
Multi-Asset**	
Janus Henderson Adaptive Global Allocation Fund	JAGDX
Janus Henderson All Asset Fund	HGADX
Janus Henderson Dividend & Income Builder Fund	HDDVX
Janus Henderson Value Plus Income Fund	JPVDX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Janus", "Henderson", or "Perkins". The name change for each Fund was effective June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Adaptive Global Allocation Fund

Ticker: JAGDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Adaptive Global Allocation Fund seeks total return through growth of capital and income. 2AM

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.75%	7C2J1
Other Expenses	1.26%	7C2J4
Acquired Fund[1] Fees and Expenses	0.10%	7C2J17
Total Annual Fund Operating Expenses[2]	2.11%	7C2KA
Fee Waiver[2]	1.15%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.96%	7C2LA

(1) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.71%. Janus Capital shall additionally reimburse or waive acquired fund fees and expenses to the extent they exceed 0.10%. The contractual waivers will remain in effect until November 1, 2018. The contractual waivers may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund's commencement of operations (June 23, 2015) and expiring on the third anniversary of the commencement of operations, or when the Fund's assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed if the Fund's expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund's assets will reach this asset level. 8D4C4

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3A

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 214	$ 661	$ 1,134	$ 2,441

8E1

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 302% of the average value of its portfolio. 25G 25H

FUND SUMMARY

Janus Henderson All Asset Fund

Ticker: HGADX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson All Asset Fund seeks to provide total return by investing in a broad range of asset classes.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.40%
Other Expenses(1)	0.52%
Acquired Fund Fees and Expenses	0.45%
Total Annual Fund Operating Expenses(2)	1.37%
Fee Waiver(2)	0.26%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.11%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.
(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.51% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 139	$ 434	$ 750	$ 1,646

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of the Predecessor Fund and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 55% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in a broad range of both traditional asset classes (such as equity and fixed-income investments) and alternative asset classes (such as real estate, commodities, currencies, private equity, and absolute return strategies). As part of this strategy, the Fund may hold cash and/or invest in money market instruments or cash equivalents. A flexible asset allocation approach will be utilized to invest across asset classes within a risk controlled framework.

Asset allocation decisions will be driven by a process consisting of three key elements: asset selection, diversified portfolio construction and efficient implementation. Risk management is an integral part of decision making and is considered at all stages of the investment process. The Fund will vary its exposure to different asset classes and strategies over time in response

Fund summary

Janus Henderson Dividend & Income Builder Fund

Ticker: HDDVX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Dividend & Income Builder Fund seeks to provide current income from a portfolio of securities that exceeds the average yield on global stocks, and aims to provide a growing stream of income per share over time. The Fund's secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.75%
Other Expenses(1)	0.39%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses(2)	1.15%
Fee Waiver(2)	0.15%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.00%

(1) Other Expenses are based on the estimated expenses that the Fund expects to incur.

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.84% until November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 117	$ 365	$ 633	$ 1,398

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. The portfolio turnover rate of Henderson Dividend & Income Builder Fund (the "Predecessor Fund") and the Fund for the fiscal period August 1, 2016 to June 30, 2017 was 55% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of income-producing securities, and at least 50% of its assets in equity securities.

FUND SUMMARY

Janus Henderson Value Plus Income Fund

Ticker: JPVDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Value Plus Income Fund seeks capital appreciation and current income. 2F1

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.60%	7C2J1
Other Expenses	0.61%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.21%	7C2K
Fee Waiver[(1)]	0.39%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.82%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.68% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

	1 Year	3 Years	5 Years	10 Years	8E1
Class D Shares	$ 123	$ 384	$ 665	$ 1,466	

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 86% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by normally investing 40-60% of its assets in equity securities and investing the remainder in fixed-income securities and cash equivalents. 4G7

Equity Securities. The Fund's equity investments generate total return from a combination of capital appreciation and, to a lesser degree, current income. Such equity investments may include companies of any size, but the Fund will invest primarily in large- and mid-sized companies whose stock prices the portfolio manager believes to be undervalued or have the potential for high relative dividend yields, or both. The Fund's equity portfolio manager invests in companies which have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's equity portfolio manager generally looks for companies with: 4G8

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently

October 27, 2017 1A

	Class D Shares* Ticker
Money Market**	
Janus Henderson Government Money Market Fund	JGVXX
Janus Henderson Money Market Fund	JNMXX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Janus." The name change for each Fund was effective June 5, 2017.

Fund summary

Janus Henderson Government Money Market Fund

Ticker: JGVXX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVES

Janus Henderson Government Money Market Fund seeks capital preservation and liquidity with current income as a secondary objective. 2W

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.20%	7C2J1
Other Expenses	0.48%	7C2J4
Total Annual Fund Operating Expenses	0.68%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 69	$ 218	$ 379	$ 847

8E1

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Government securities and repurchase agreements that are collateralized by U.S. Government securities. 3JC

The Fund operates as a "government money market fund" as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended. As a government money market fund, the Fund pursues its investment objectives by normally investing at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash and/or government securities). The Fund's investments in U.S. Government securities may include obligations issued and/or guaranteed as to principal and interest by the United States Government or by its agencies and instrumentalities, and repurchase agreements secured by such obligations. Although U.S. Government agencies and instrumentalities may be chartered or sponsored by Acts of Congress, their securities are not issued by, and may not be guaranteed by (i.e., backed by the full faith and credit of), the U.S. Treasury. Some government agency and instrumentality securities not backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the U.S. Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. The Fund's investments in securities issued by U.S. Government agencies and instrumentalities may be significant.

The Fund will: 3JA

- invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital
- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended)

FUND SUMMARY

Janus Henderson Money Market Fund

Ticker: JNMXX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVES

Janus Henderson Money Market Fund seeks capital preservation and liquidity with current income as a secondary objective. 2U

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.20%	7C2J1
Other Expenses	0.47%	7C2J4
Total Annual Fund Operating Expenses	0.67%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

	1 Year	3 Years	5 Years	10 Years	8E1
Class D Shares	$ 68	$ 214	$ 373	$ 835	

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing primarily in high quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, and bonds. Obligations of financial institutions include certificates of deposit and time deposits. The Fund also intends to invest in repurchase agreements including those secured by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the U.S. Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. 3J

The Fund will: 3JA

- invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital
- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended)
- maintain a dollar-weighted average portfolio maturity of 60 days or less and maintain a dollar-weighted average portfolio life (portfolio maturity measured without reference to any maturity shortening provisions of adjustable rate securities by reference to their interest rate reset dates) of 120 days or less

PRINCIPAL INVESTMENT RISKS

Money Market Risk. You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your Shares or may temporarily suspend your ability to sell Shares if the Fund's liquidity falls below required minimums because of market 5GE

October 27, 2017 1A

	Class T Shares Ticker
Money Market**	
Janus Henderson Government Money Market Fund	JAGXX
Janus Henderson Money Market Fund	JAMXX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Janus." The name change for each Fund was effective June 5, 2017.

FUND SUMMARY

Janus Henderson Government Money Market Fund

Ticker: JAGXX Class T Shares

INVESTMENT OBJECTIVES

Janus Henderson Government Money Market Fund seeks capital preservation and liquidity with current income as a secondary objective. 2W

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class T	
Management Fees	0.20%	7C2J1
Other Expenses	0.51%	7C2J4
Total Annual Fund Operating Expenses	0.71%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class T Shares	$ 73	$ 227	$ 395	$ 883

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Government securities and repurchase agreements that are collateralized by U.S. Government securities. 3JC

The Fund operates as a "government money market fund" as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended. As a government money market fund, the Fund pursues its investment objectives by normally investing at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash and/or government securities). The Fund's investments in U.S. Government securities may include obligations issued and/or guaranteed as to principal and interest by the United States Government or by its agencies and instrumentalities, and repurchase agreements secured by such obligations. Although U.S. Government agencies and instrumentalities may be chartered or sponsored by Acts of Congress, their securities are not issued by, and may not be guaranteed by (i.e., backed by the full faith and credit of), the U.S. Treasury. Some government agency and instrumentality securities not backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the U.S. Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. The Fund's investments in securities issued by U.S. Government agencies and instrumentalities may be significant.

The Fund will: 3JA

- invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital
- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended)

FUND SUMMARY

Janus Henderson Money Market Fund

Ticker: JAMXX Class T Shares

INVESTMENT OBJECTIVES

Janus Henderson Money Market Fund seeks capital preservation and liquidity with current income as a secondary objective. 2U

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class T	
Management Fees	0.20%	7C2J1
Other Expenses	0.48%	7C2J4
Total Annual Fund Operating Expenses	0.68%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

	1 Year	3 Years	5 Years	10 Years
Class T Shares	$ 69	$ 218	$ 379	$ 847

8E1

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing primarily in high quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, and bonds. Obligations of financial institutions include certificates of deposit and time deposits. The Fund also intends to invest in repurchase agreements including those secured by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the U.S. Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. 3J

The Fund will: 3JA

- invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital
- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended)
- maintain a dollar-weighted average portfolio maturity of 60 days or less and maintain a dollar-weighted average portfolio life (portfolio maturity measured without reference to any maturity shortening provisions of adjustable rate securities by reference to their interest rate reset dates) of 120 days or less

PRINCIPAL INVESTMENT RISKS

Money Market Risk. You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your Shares or may temporarily suspend your ability to sell Shares if the Fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance 5GE

October 27, 2017 1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class T Shares Ticker
Quantitative Equity**						
Janus Henderson Emerging Markets Managed Volatility Fund	JOLAX	JOLCX	JOLSX	JOLIX	JOLNX	JOLTX
Janus Henderson Global Income Managed Volatility Fund	JGDAX	JGDCX	JGDSX	JGDIX	JGGNX	JDGTX
Janus Henderson International Managed Volatility Fund	JMIAX	JMICX	JMISX	JMIIX	JMRNX	JRMTX
Janus Henderson U.S. Managed Volatility Fund	JRSAX	JRSCX	JRSSX	JRSIX	JRSNX	JRSTX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "INTECH." The name change for each Fund was effective on June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Emerging Markets Managed Volatility Fund

Ticker: JOLAX Class A Shares JOLSX Class S Shares JOLNX Class N Shares
JOLCX Class C Shares JOLIX Class I Shares JOLTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Emerging Markets Managed Volatility Fund seeks long-term growth of capital. 2R

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 48 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1D 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
							7C2JA
Management Fees	0.96%	0.96%	0.96%	0.96%	0.96%	0.96%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses[1]	6.32%	6.15%	6.62%	6.66%	6.60%	6.71%	7C2J4A
Acquired Fund[2] Fees and Expenses	0.09%	0.09%	0.09%	0.09%	0.09%	0.09%	7C2J8
Total Annual Fund Operating Expenses[3]	7.62%	8.20%	7.92%	7.71%	7.65%	7.76%	7C2KB
Fee Waiver[3]	6.32%	6.16%	6.61%	6.59%	6.68%	6.45%	7C2J13
Total Annual Fund Operating Expenses After Fee Waiver[3]	1.30%	2.04%	1.31%	1.12%	0.97%	1.31%	7C2LB

(1) Other Expenses for Class N Shares are based on the estimated annualized expenses that the Shares expect to incur. 7C16

(2) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

(3) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.95% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 1,285	$ 2,649	$ 3,942	$ 6,888
Class C Shares	$ 904	$ 2,344	$ 3,784	$ 7,001
Class S Shares	$ 780	$ 2,274	$ 3,681	$ 6,855
Class I Shares	$ 761	$ 2,220	$ 3,602	$ 6,742
Class N Shares	$ 755	$ 2,205	$ 3,580	$ 6,709
Class T Shares	$ 765	$ 2,233	$ 3,621	$ 6,769

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 1,285	$ 2,649	$ 3,942	$ 6,888
Class C Shares	$ 807	$ 2,344	$ 3,784	$ 7,001
Class S Shares	$ 780	$ 2,274	$ 3,681	$ 6,855
Class I Shares	$ 761	$ 2,220	$ 3,602	$ 6,742
Class N Shares	$ 755	$ 2,205	$ 3,580	$ 6,709
Class T Shares	$ 765	$ 2,233	$ 3,621	$ 6,769

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 116% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks from the universe of the MSCI Emerging Markets Index℠, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI Emerging Markets Index℠ is an unmanaged index that is designed to measure equity market performance of emerging markets. For purposes of meeting its 80% investment policy, the Fund may include exchange-traded funds ("ETFs") that provide exposure to certain emerging markets. The Fund seeks to produce returns in excess of the MSCI Emerging Markets Index℠ (the Fund's benchmark index), but with lower absolute volatility than the benchmark index. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 45% lower than the MSCI Emerging Markets Index℠. In this context, absolute volatility refers to the variation in the returns of the Fund and the benchmark index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. Since inception, the Fund reduced volatility on average by approximately 25% relative to its named benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9MD3 9M2D

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the named benchmark index. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the named benchmark index over a full market cycle (a time period representing a significant market decline and recovery). Although the Fund may underperform its named benchmark index in sharply rising markets, this strategy seeks to participate in normal rising markets and lessen losses in down markets. In applying this strategy, INTECH establishes target proportions of its holdings from stocks within the named benchmark index using an optimization process designed to determine the most effective weightings of each stock in the Fund. Once INTECH determines such proportions and the Fund's investments are selected, the Fund is periodically rebalanced to the set target proportions and re-optimized. The rebalancing techniques used by INTECH may result in a higher portfolio turnover rate compared to a "buy and hold" fund strategy. 4B

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

FUND SUMMARY

Janus Henderson Global Income Managed Volatility Fund

Ticker: JGDAX Class A Shares JGDSX Class S Shares JGGNX Class N Shares
JGDCX Class C Shares JGDIX Class I Shares JDGTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Income Managed Volatility Fund seeks long-term growth of capital and income. 2YA1

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 48 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1D 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses[(1)]	0.25%	0.23%	0.38%	0.21%	0.13%	0.38%	7C2J4A
Total Annual Fund Operating Expenses[(2)]	1.05%	1.78%	1.18%	0.76%	0.68%	0.93%	7C2KA
Fee Waiver[(2)]	0.20%	0.19%	0.43%	0.18%	0.18%	0.18%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[(2)]	0.85%	1.59%	0.75%	0.58%	0.50%	0.75%	7C2LA

(1) Other Expenses for Class N Shares are based on the estimated annualized expenses that the Shares expect to incur. 7C16

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.50% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 676	$ 890	$ 1,121	$ 1,784
Class C Shares	$ 281	$ 560	$ 964	$ 2,095
Class S Shares	$ 120	$ 375	$ 649	$ 1,432
Class I Shares	$ 78	$ 243	$ 422	$ 942
Class N Shares	$ 69	$ 218	$ 379	$ 847
Class T Shares	$ 95	$ 296	$ 515	$ 1,143

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 676	$ 890	$ 1,121	$ 1,784
Class C Shares	$ 181	$ 560	$ 964	$ 2,095
Class S Shares	$ 120	$ 375	$ 649	$ 1,432
Class I Shares	$ 78	$ 243	$ 422	$ 942
Class N Shares	$ 69	$ 218	$ 379	$ 847
Class T Shares	$ 95	$ 296	$ 515	$ 1,143

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 58% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities. The Fund invests primarily in common stocks from the universe of the MSCI World High Dividend Yield Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI World High Dividend Yield Index is designed to reflect the performance of the high dividend yield securities contained within the broader MSCI World Index[SM] (the Fund's primary benchmark index). The Fund may also invest in foreign equity and debt securities. The Fund seeks to produce returns in excess of the MSCI World High Dividend Yield Index (the Fund's secondary benchmark index), but with lower absolute volatility. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 45% lower than the MSCI World High Dividend Yield Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced volatility on average by approximately 15% relative to its secondary benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9M2B 9M2CA

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the secondary benchmark index. In pursuing its investment objective, the Fund will have exposure to investments that are tied economically to a number of countries throughout the world. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the secondary benchmark index over a full market cycle (a time period representing a significant market decline and recovery). Although the Fund may underperform its secondary benchmark index in sharply rising markets, this strategy seeks to participate in normal rising markets and lessen losses in down markets. In applying this strategy, INTECH establishes target proportions of its holdings from stocks within the secondary benchmark index using an optimization process designed to determine the most effective weightings of each stock in the Fund. Once INTECH determines such proportions and the Fund's investments are selected, the Fund is periodically rebalanced to the set target proportions and re-optimized. The rebalancing techniques used by INTECH may result in a higher portfolio turnover rate compared to a "buy and hold" fund strategy. 4B2

FUND SUMMARY

Janus Henderson International Managed Volatility Fund

Ticker: JMIAX Class A Shares JMISX Class S Shares JMRNX Class N Shares
JMICX Class C Shares JMIIX Class I Shares JRMTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson International Managed Volatility Fund seeks long-term growth of capital. 2YA

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 48 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1D 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment) 7C2JA	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.49%	0.49%	0.49%	0.49%	0.49%	0.49%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.40%	0.40%	0.52%	0.31%	0.31%	0.51%	7C2J4
Total Annual Fund Operating Expenses[1]	1.14%	1.89%	1.26%	0.80%	0.80%	1.00%	7C2K
Fee Waiver[1]	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	1.14%	1.89%	1.20%	0.80%	0.80%	1.00%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.95% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 685	$ 916	$ 1,167	$ 1,881
Class C Shares	$ 292	$ 594	$ 1,021	$ 2,212
Class S Shares	$ 128	$ 400	$ 692	$ 1,523
Class I Shares	$ 82	$ 255	$ 444	$ 990
Class N Shares	$ 82	$ 255	$ 444	$ 990
Class T Shares	$ 102	$ 318	$ 552	$ 1,225

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 685	$ 916	$ 1,167	$ 1,881
Class C Shares	$ 192	$ 594	$ 1,021	$ 2,212
Class S Shares	$ 128	$ 400	$ 692	$ 1,523
Class I Shares	$ 82	$ 255	$ 444	$ 990
Class N Shares	$ 82	$ 255	$ 444	$ 990
Class T Shares	$ 102	$ 318	$ 552	$ 1,225

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 134% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in common stocks from the universe of the MSCI EAFE® (Europe, Australasia, Far East) Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI EAFE® Index is an MSCI index that is designed to measure the performance of the developed markets of Europe, Australasia, and the Far East. The Fund may also invest in foreign equity and debt securities. The Fund seeks to produce returns in excess of the MSCI EAFE® Index (the Fund's benchmark index), but with lower absolute volatility than the benchmark index. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 45% lower than the MSCI EAFE® Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the benchmark index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced volatility on average by approximately 15% relative to its named benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9M2A 9M2C

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the MSCI EAFE® Index. In pursuing its investment objective, the Fund will have exposure to investments that are tied economically to a number of countries throughout the world. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the named benchmark index over a full market cycle (a time period representing a significant market decline and recovery). Although the Fund may underperform its named benchmark index in sharply rising markets, this strategy seeks to participate in normal rising markets and lessen losses in down markets. In applying this strategy, INTECH establishes target proportions of its holdings from stocks within the named benchmark index using an optimization process designed to determine the most effective weightings of each stock in the Fund. Once INTECH determines such proportions and the Fund's investments are selected, the Fund is periodically rebalanced to the set target proportions and re-optimized. The rebalancing techniques used by INTECH may result in a higher portfolio turnover rate compared to a "buy and hold" fund strategy. 4B2A

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

FUND SUMMARY

Janus Henderson U.S. Managed Volatility Fund

Ticker: JRSAX Class A Shares JRSSX Class S Shares JRSNX Class N Shares
JRSCX Class C Shares JRSIX Class I Shares JRSTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson U.S. Managed Volatility Fund seeks long-term growth of capital. 2D

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 48 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1D

7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees	0.51%	0.51%	0.51%	0.51%	0.51%	0.51%	7C2J1
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.16%	0.18%	0.36%	0.14%	0.06%	0.31%	7C2J4
Total Annual Fund Operating Expenses(1)	0.92%	1.69%	1.12%	0.65%	0.57%	0.82%	7C2K
Fee Waiver(1)	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.92%	1.69%	1.04%	0.65%	0.57%	0.82%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.79% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your 8E

investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 663	$ 851	$ 1,055	$ 1,641
Class C Shares	$ 272	$ 533	$ 918	$ 1,998
Class S Shares	$ 114	$ 356	$ 617	$ 1,363
Class I Shares	$ 66	$ 208	$ 362	$ 810
Class N Shares	$ 58	$ 183	$ 318	$ 714
Class T Shares	$ 84	$ 262	$ 455	$ 1,014

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 663	$ 851	$ 1,055	$ 1,641
Class C Shares	$ 172	$ 533	$ 918	$ 1,998
Class S Shares	$ 114	$ 356	$ 617	$ 1,363
Class I Shares	$ 66	$ 208	$ 362	$ 810
Class N Shares	$ 58	$ 183	$ 318	$ 714
Class T Shares	$ 84	$ 262	$ 455	$ 1,014

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 108% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. common stocks from the universe of the Russell 1000® Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The Russell 1000® Index is an unmanaged index that measures the performance of the large-cap segment of the U.S. equity universe. The Fund seeks to produce returns in excess of the Russell 1000® Index (the Fund's benchmark index), but with lower absolute volatility than the benchmark index. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 40% lower than the Russell 1000® Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the benchmark index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced volatility on average by approximately 15% relative to its named benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9L1 9M2C

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the named benchmark index. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the named benchmark index over a full market cycle (a time period representing a significant market decline and recovery). Although the Fund may underperform its named benchmark index in sharply rising markets, this strategy seeks to participate in normal rising markets and lessen losses in down markets. In applying this strategy, INTECH establishes target proportions of its holdings from stocks within the named benchmark index using an optimization process designed to determine the most effective weightings of each stock in the Fund. Once INTECH determines such proportions and the Fund's investments are selected, the Fund is periodically rebalanced to the set target proportions and re-optimized. The rebalancing techniques used by INTECH may result in a higher portfolio turnover rate compared to a "buy and hold" fund strategy. 4B

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. 24E

October 27, 2017 1A

	Class D Shares* Ticker
Quantitative Equity**	
Janus Henderson Emerging Markets Managed Volatility Fund	JOLDX
Janus Henderson Global Income Managed Volatility Fund	JGDDX
Janus Henderson International Managed Volatility Fund	JIIDX
Janus Henderson U.S. Managed Volatility Fund	JRSDX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund’s name was preceded by “INTECH.” The name change for each Fund was effective on June 5, 2017.

FUND SUMMARY

Janus Henderson Emerging Markets Managed Volatility Fund

Ticker: JOLDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Emerging Markets Managed Volatility Fund seeks long-term growth of capital. 2R

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.96%	7C2J1
Other Expenses	5.93%	7C2J4
Acquired Fund(1) Fees and Expenses	0.09%	7C2J17
Total Annual Fund Operating Expenses(2)	6.98%	7C2KA
Fee Waiver(2)	5.76%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.22%	7C2LA

(1) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund's "Total Annual Fund Operating Expenses" may not correlate to the "ratio of gross expenses to average net assets" presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds. 8D6A

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.95% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 691	$ 2,032	$ 3,321	$ 6,327

8E1

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 116% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks from the universe of the MSCI Emerging Markets Index℠, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI Emerging Markets Index℠ is an unmanaged index that is designed to measure equity market performance of emerging markets. For purposes of meeting its 80% investment policy, the Fund may include exchange-traded funds ("ETFs") that provide exposure to certain emerging markets. The Fund seeks to 9MD3

FUND SUMMARY

Janus Henderson Global Income Managed Volatility Fund

Ticker: JGDDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Income Managed Volatility Fund seeks long-term growth of capital and income. 2YA1

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.55%	7C2J1
Other Expenses	0.32%	7C2J4
Total Annual Fund Operating Expenses[(1)]	0.87%	7C2K
Fee Waiver[(1)]	0.22%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.65%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.50% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D4C1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 89	$ 278	$ 482	$ 1,073

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 58% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities. The Fund invests primarily in common stocks from the universe of the MSCI World High Dividend Yield Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI World High Dividend Yield Index is designed to reflect the performance of the high dividend yield securities contained within the broader MSCI World Index[SM] (the Fund's primary benchmark index). The Fund may also invest in foreign equity and debt securities. The Fund seeks to produce returns in excess of the MSCI World High Dividend Yield Index (the Fund's secondary benchmark index), but with lower absolute volatility. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 45% lower than the MSCI World High Dividend Yield Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced 9M2B 9M2CA

Fund summary

Janus Henderson International Managed Volatility Fund

Ticker: JIIDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson International Managed Volatility Fund seeks long-term growth of capital. 2YA

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees	0.49%	7C2J1
Other Expenses	0.50%	7C2J4
Total Annual Fund Operating Expenses	0.99%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 101	$ 315	$ 547	$ 1,213

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 134% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in common stocks from the universe of the MSCI EAFE® (Europe, Australasia, Far East) Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The MSCI EAFE® Index is an MSCI index that is designed to measure the performance of the developed markets of Europe, Australasia, and the Far East. The Fund may also invest in foreign equity and debt securities. The Fund seeks to produce returns in excess of the MSCI EAFE® Index (the Fund's benchmark index), but with lower absolute volatility than the benchmark index. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 45% lower than the MSCI EAFE® Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the benchmark index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced volatility on average by approximately 15% relative to its named benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9M2A 9M2C

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the MSCI EAFE® Index. In pursuing its investment objective, the Fund will have exposure to investments that are tied economically to a number of countries throughout the world. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the named benchmark 4B2A

FUND SUMMARY

Janus Henderson U.S. Managed Volatility Fund

Ticker: JRSDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson U.S. Managed Volatility Fund seeks long-term growth of capital. 2D

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees	0.51%	7C2J1
Other Expenses	0.28%	7C2J4
Total Annual Fund Operating Expenses	0.79%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 81	$ 252	$ 439	$ 978

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 108% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. common stocks from the universe of the Russell 1000® Index, utilizing INTECH's mathematical investment process, applying a managed volatility approach. The Russell 1000® Index is an unmanaged index that measures the performance of the large-cap segment of the U.S. equity universe. The Fund seeks to produce returns in excess of the Russell 1000® Index (the Fund's benchmark index), but with lower absolute volatility than the benchmark index. The Fund seeks to generate such excess returns with absolute volatility that can range from approximately 0% to 40% lower than the Russell 1000® Index. In this context, absolute volatility refers to the variation in the returns of the Fund and the benchmark index as measured by standard deviation. This range is expected to be closer to 0% in less volatile markets and will increase as market conditions become more volatile. The Fund transitioned to a managed volatility strategy in December 2014. Since January 2015, the Fund reduced volatility on average by approximately 15% relative to its named benchmark index (based on the standard deviation of monthly returns). As noted, the volatility reduction is expected to vary over time based on market conditions and other factors. 9L1 9M2C

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of stocks within the named benchmark index. The goal of this process is to combine stocks that individually have higher relative volatility, lower absolute volatility, and lower correlations with each other in an effort to reduce the Fund's absolute volatility, while still generating returns that exceed the named benchmark index over a full market cycle (a time period representing a significant market decline and recovery). Although the Fund may underperform its named 4B

October 27, 2017

1A

	Class A Shares Ticker	Class C Shares Ticker	Class S Shares Ticker	Class I Shares Ticker	Class N Shares Ticker	Class R Shares Ticker	Class T Shares Ticker
U.S. Equity**							
Janus Henderson Large Cap Value Fund	JAPAX	JAPCX	JAPSX	JAPIX	JPLNX	N/A	JPLTX
Janus Henderson Mid Cap Value Fund	JDPAX	JMVCX	JMVIX	JMVAX	JDPNX	JDPRX	JMCVX
Janus Henderson Select Value Fund	JVSAX	JVSCX	JSVSX	JVSIX	JVSNX	N/A	JSVTX
Janus Henderson Small Cap Value Fund	JDSAX	JCSCX	JISCX	JSCOX	JDSNX	JDSRX	JSCVX

Janus Investment Fund

Prospectus

** Previously, each Fund's name was preceded by "Perkins." The name change for each Fund was effective on June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

1B

FUND SUMMARY

Janus Henderson Large Cap Value Fund

Ticker: JAPAX Class A Shares JAPSX Class S Shares JPLNX Class N Shares
JAPCX Class C Shares JAPIX Class I Shares JPLTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Large Cap Value Fund seeks capital appreciation. 2AB

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 55 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1F 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
							7C2JA
Management Fees (may adjust up or down)	0.49%	0.49%	0.49%	0.49%	0.49%	0.49%	7C2J2
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses	0.23%	0.23%	0.38%	0.22%	0.12%	0.37%	7C2J4
Total Annual Fund Operating Expenses[(1)]	0.97%	1.72%	1.12%	0.71%	0.61%	0.86%	7C2K
Fee Waiver[(1)]	0.02%	0.02%	0.27%	0.02%	0.01%	0.01%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	0.95%	1.70%	0.85%	0.69%	0.60%	0.85%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.75% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8DA3B

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 668	$ 866	$ 1,080	$ 1,696
Class C Shares	$ 275	$ 542	$ 933	$ 2,030
Class S Shares	$ 114	$ 356	$ 617	$ 1,363

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$ 73	$ 227	$ 395	$ 883
Class N Shares	$ 62	$ 195	$ 340	$ 762
Class T Shares	$ 88	$ 274	$ 477	$ 1,061

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 668	$ 866	$ 1,080	$ 1,696
Class C Shares	$ 175	$ 542	$ 933	$ 2,030
Class S Shares	$ 114	$ 356	$ 617	$ 1,363
Class I Shares	$ 73	$ 227	$ 395	$ 883
Class N Shares	$ 62	$ 195	$ 340	$ 762
Class T Shares	$ 88	$ 274	$ 477	$ 1,061

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 43% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Fund primarily invests in the common stocks of large-sized companies whose stock prices the portfolio managers believe to be undervalued. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies having, at the time of purchase, market capitalizations equal to or greater than the median market capitalization of companies included in the Russell 1000® Value Index. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $1.8 billion to $417.8 billion, and the median market capitalization was $8.7 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. 9MD 3E 3L

The Fund focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's portfolio managers generally look for companies with: 4G

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

The Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund may invest in derivative instruments (by taking long and/or short positions) for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns. 4K3

PRINCIPAL INVESTMENT RISKS

The biggest risk is that the Fund's returns will vary, and you could lose money. The Fund is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices. 5B

Value Investing Risk. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "value" stocks may perform differently than other types of stocks and from the market as a whole, and can continue to be undervalued by the market for long periods of time. It is also possible that a value stock will never appreciate 5BB

FUND SUMMARY

Janus Henderson Mid Cap Value Fund

Ticker: JDPAX Class A Shares; JMVCX Class C Shares; JMVIX Class S Shares; JMVAX Class I Shares; JDPNX Class N Shares; JDPRX Class R Shares; JMCVX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Mid Cap Value Fund seeks capital appreciation. 2E

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 55 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1F 7C1K

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T	
Management Fees (may adjust up or down)	0.43%	0.43%	0.43%	0.43%	0.43%	0.43%	0.43%	7C2J2
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None	7C2J16
Other Expenses	0.26%	0.17%	0.30%	0.18%	0.05%	0.29%	0.29%	7C2J4
Total Annual Fund Operating Expenses[1]	0.94%	1.60%	0.98%	0.61%	0.48%	1.22%	0.72%	7C2K
Fee Waiver[1]	0.00%	0.00%	0.11%	0.00%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.94%	1.60%	0.87%	0.61%	0.48%	1.22%	0.72%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.83% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8DA3A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

8J

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 665	$ 857	$ 1,065	$ 1,663
Class C Shares	$ 263	$ 505	$ 871	$ 1,900

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class S Shares	$ 100	$ 312	$ 542	$ 1,201
Class I Shares	$ 62	$ 195	$ 340	$ 762
Class N Shares	$ 49	$ 154	$ 269	$ 604
Class R Shares	$ 124	$ 387	$ 670	$ 1,477
Class T Shares	$ 74	$ 230	$ 401	$ 894

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 665	$ 857	$ 1,065	$ 1,663
Class C Shares	$ 163	$ 505	$ 871	$ 1,900
Class S Shares	$ 100	$ 312	$ 542	$ 1,201
Class I Shares	$ 62	$ 195	$ 340	$ 762
Class N Shares	$ 49	$ 154	$ 269	$ 604
Class R Shares	$ 124	$ 387	$ 670	$ 1,477
Class T Shares	$ 74	$ 230	$ 401	$ 894

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 53% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $1.8 billion to $31.0 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. 9M3 3E 3L

The Fund focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's portfolio managers generally look for companies with: 4G

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

The Fund may invest in equity and debt securities of real estate-related companies. Such companies may include those in the real estate industry or real estate-related industries. These securities may include common stocks, preferred stocks, and other equity securities, including, but not limited to, mortgage-backed securities, real estate-backed securities, securities of real estate investment trusts ("REITs") and similar REIT-like entities. A REIT is a trust that invests in real estate-related projects, such as properties, mortgage loans, and construction loans. REITs are generally categorized as equity, mortgage, or hybrid REITs. A REIT may be listed on an exchange or traded over-the-counter. 4K10

The Fund may also invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. 4K5A1

FUND SUMMARY

Janus Henderson Select Value Fund

Ticker: JVSAX Class A Shares JSVSX Class S Shares JVSNX Class N Shares
JVSCX Class C Shares JVSIX Class I Shares JSVTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Select Value Fund seeks capital appreciation. 2F2

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 55 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1F 7C1G

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T	
Management Fees (may adjust up or down)	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	7C2J2
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None	7C2J16
Other Expenses[1]	0.31%	0.33%	0.44%	0.28%	0.18%	0.45%	7C2J4A
Total Annual Fund Operating Expenses[2]	1.21%	1.98%	1.34%	0.93%	0.83%	1.10%	7C2KA
Fee Waiver[2]	0.08%	0.07%	0.32%	0.06%	0.06%	0.08%	7C2J12
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.13%	1.91%	1.02%	0.87%	0.77%	1.02%	7C2LA

(1) Other Expenses for Class N Shares are based on the estimated annualized expenses that the Shares expect to incur. 7C16

(2) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.82% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8DA3B

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 691	$ 937	$ 1,202	$ 1,957
Class C Shares	$ 301	$ 621	$ 1,068	$ 2,306
Class S Shares	$ 136	$ 425	$ 734	$ 1,613
Class I Shares	$ 95	$ 296	$ 515	$ 1,143
Class N Shares	$ 85	$ 265	$ 460	$ 1,025
Class T Shares	$ 112	$ 350	$ 606	$ 1,340

8J

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 691	$ 937	$ 1,202	$ 1,957
Class C Shares	$ 201	$ 621	$ 1,068	$ 2,306
Class S Shares	$ 136	$ 425	$ 734	$ 1,613
Class I Shares	$ 95	$ 296	$ 515	$ 1,143
Class N Shares	$ 85	$ 265	$ 460	$ 1,025
Class T Shares	$ 112	$ 350	$ 606	$ 1,340

8K

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 49% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks in all capitalization ranges selected for their capital appreciation potential. The Fund primarily invests in the common stocks of companies of any size whose stock prices the portfolio managers believe to be undervalued. The Fund may also invest in foreign securities, which may include investments in emerging markets. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund's cash or similar investments may increase. 9MD1 3E 9MD2

The Fund focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's portfolio managers generally look for companies with: 4G

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

The Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund may invest in derivative instruments (by taking long and/or short positions) for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns. 4K3

PRINCIPAL INVESTMENT RISKS

The biggest risk is that the Fund's returns will vary, and you could lose money. The Fund is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices. 5B

Value Investing Risk. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "value" stocks may perform differently than other types of stocks and from the market as a whole, and can continue to be undervalued by the market for long periods of time. It is also possible that a value stock will never appreciate to the extent expected by the portfolio managers. When the Fund's investments in cash, cash equivalents, or similar investments increase due to a lack of favorable investment opportunities or other extraordinary factors, the Fund may not 5BB 5BD

Fund summary

Janus Henderson Small Cap Value Fund

Ticker:	JDSAX	Class A Shares	JISCX	Class S Shares	JDSNX	Class N Shares	JSCVX	Class T Shares
	JCSCX	Class C Shares	JSCOX	Class I Shares	JDSRX	Class R Shares		

INVESTMENT OBJECTIVE

Janus Henderson Small Cap Value Fund seeks capital appreciation. 2F

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the "Purchases" section on page 55 of the Fund's Prospectus and in the "Purchases" section on page 84 of the Fund's Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class N Shares of the Fund that are not reflected in the table or in the example below. 7F1 7F1F 7C1K

SHAREHOLDER FEES (fees paid directly from your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class R**	**Class T**
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

7C2JA

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	**Class A**	**Class C**	**Class S**	**Class I**	**Class N**	**Class R**	**Class T**	
Management Fees (may adjust up or down)	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%	7C2J2
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None	7C2J16
Other Expenses	0.28%	0.16%	0.30%	0.20%	0.05%	0.31%	0.30%	7C2J4
Total Annual Fund Operating Expenses[1]	1.36%	1.99%	1.38%	1.03%	0.88%	1.64%	1.13%	7C2K
Fee Waiver[1]	0.00%	0.00%	0.11%	0.00%	0.00%	0.00%	0.00%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	1.36%	1.99%	1.27%	1.03%	0.88%	1.64%	1.13%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.91% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8DA3A

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8E 8J

If Shares are redeemed:	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Class A Shares	$ 706	$ 981	$ 1,277	$ 2,116
Class C Shares	$ 302	$ 624	$ 1,073	$ 2,317

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class S Shares	$ 140	$ 437	$ 755	$ 1,657
Class I Shares	$ 105	$ 328	$ 569	$ 1,259
Class N Shares	$ 90	$ 281	$ 488	$ 1,084
Class R Shares	$ 167	$ 517	$ 892	$ 1,944
Class T Shares	$ 115	$ 359	$ 622	$ 1,375

8K

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 706	$ 981	$ 1,277	$ 2,116
Class C Shares	$ 202	$ 624	$ 1,073	$ 2,317
Class S Shares	$ 140	$ 437	$ 755	$ 1,657
Class I Shares	$ 105	$ 328	$ 569	$ 1,259
Class N Shares	$ 90	$ 281	$ 488	$ 1,084
Class R Shares	$ 167	$ 517	$ 892	$ 1,944
Class T Shares	$ 115	$ 359	$ 622	$ 1,375

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 83% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in the common stocks of small companies whose stock prices are believed to be undervalued by the Fund's portfolio managers. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $14 million to $5.4 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. From time to time, the Fund may invest in shares of companies through initial public offerings. 4G2

The Fund's securities selection focuses on companies that are out of favor with markets or have not yet been discovered by the broader investment community. The Fund's portfolio managers generally look for companies with:

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

The portfolio managers' philosophy is to weigh a security's downside risk before considering its upside potential, which may help provide an element of capital preservation.

PRINCIPAL INVESTMENT RISKS

The biggest risk is that the Fund's returns will vary, and you could lose money. The Fund is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices. 5B

Value Investing Risk. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "value" stocks may perform differently than other types of stocks and from the market as a whole, and can continue to be undervalued by the market for long periods of time. It is also possible that a value stock will never appreciate 5BB

October 27, 2017 1A

	Class D Shares* Ticker
U.S. Equity**	
Janus Henderson Large Cap Value Fund	JNPLX
Janus Henderson Mid Cap Value Fund	JNMCX
Janus Henderson Select Value Fund	JSVDX
Janus Henderson Small Cap Value Fund	JNPSX

Janus Investment Fund

*CLASS D SHARES ARE CLOSED TO CERTAIN NEW INVESTORS

Prospectus

Eliminate Paper Mail. Set up e-Delivery of prospectuses, annual reports, and statements at **janushenderson.com/edelivery.**

** Previously, each Fund's name was preceded by "Perkins." The name change for each Fund was effective on June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Large Cap Value Fund

Ticker: JNPLX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Large Cap Value Fund seeks capital appreciation. 2AB

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees (may adjust up or down)	0.49%	7C2J2
Other Expenses	0.29%	7C2J4
Total Annual Fund Operating Expenses(1)	0.78%	7C2K
Fee Waiver(1)	0.04%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.74%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.75% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D2A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 80	$ 249	$ 433	$ 966

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 43% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Fund primarily invests in the common stocks of large-sized companies whose stock prices the portfolio managers believe to be undervalued. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies having, at the time of purchase, market capitalizations equal to or greater than the median market capitalization of companies included in the Russell 1000® Value Index. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $1.8 billion to $417.8 billion, and the median market capitalization was $8.7 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are 9MD 3E 3L

FUND SUMMARY

Janus Henderson Mid Cap Value Fund

Ticker: JNMCX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Mid Cap Value Fund seeks capital appreciation. 2E

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees (may adjust up or down)	0.43%	7C2J2
Other Expenses	0.19%	7C2J4
Total Annual Fund Operating Expenses	0.62%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 63	$ 199	$ 346	$ 774

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 53% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $1.8 billion to $31.0 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. 9M3 3E 3L

The Fund focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's portfolio managers generally look for companies with: 4G

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently
- favorable reward to risk characteristics

Fund summary

Janus Henderson Select Value Fund

Ticker: JSVDX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Select Value Fund seeks capital appreciation. 2F2

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

	Class D	
Management Fees (may adjust up or down)	0.65%	7C2J2
Other Expenses	0.37%	7C2J4
Total Annual Fund Operating Expenses[1]	1.02%	7C2K
Fee Waiver[1]	0.10%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.92%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.82% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D2A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 104	$ 325	$ 563	$ 1,248

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 49% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks in all capitalization ranges selected for their capital appreciation potential. The Fund primarily invests in the common stocks of companies of any size whose stock prices the portfolio managers believe to be undervalued. The Fund may also invest in foreign securities, which may include investments in emerging markets. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund's cash or similar investments may increase. 9MD1 3E 9MD2

The Fund focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community. The Fund's portfolio managers generally look for companies with: 4G

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently

FUND SUMMARY

Janus Henderson Small Cap Value Fund

Ticker: JNPSX Class D Shares*

* Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Small Cap Value Fund seeks capital appreciation. 2F

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D	
Management Fees (may adjust up or down)	0.83%	7C2J2
Other Expenses	0.21%	7C2J4
Total Annual Fund Operating Expenses	1.04%	7C2J10

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F4

8E1

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 106	$ 331	$ 574	$ 1,271

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 83% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in the common stocks of small companies whose stock prices are believed to be undervalued by the Fund's portfolio managers. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $14 million to $5.4 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. From time to time, the Fund may invest in shares of companies through initial public offerings. 4G2

The Fund's securities selection focuses on companies that are out of favor with markets or have not yet been discovered by the broader investment community. The Fund's portfolio managers generally look for companies with:

- strong balance sheets and solid recurring free cash flows
- attractive relative and absolute valuation ratios or that have underperformed recently

October 27, 2017 1A

	Class L Shares* Ticker
U.S. Equity**	
Janus Henderson Mid Cap Value Fund	JMIVX
Janus Henderson Small Cap Value Fund	JSIVX

Janus Investment Fund

*CLASS L SHARES ARE CLOSED

Prospectus

** Previously, each Fund's name was preceded by "Perkins." The name change for each Fund was effective on June 5, 2017.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. 1B

FUND SUMMARY

Janus Henderson Mid Cap Value Fund

Ticker: JMIVX Class L Shares*

* Class L Shares are closed.

INVESTMENT OBJECTIVE

Janus Henderson Mid Cap Value Fund seeks capital appreciation. 2E

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class L	
Management Fees (may adjust up or down)	0.43%	7C2J2
Other Expenses	0.54%	7C2J4
Total Annual Fund Operating Expenses[1]	0.97%	7C2K
Fee Waiver[1]	0.35%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.62%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.83% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D2A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

8E1

	1 Year	3 Years	5 Years	10 Years
Class L Shares	$ 99	$ 309	$ 536	$ 1,190

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 53% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $1.8 billion to $31.0 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may invest up to 20% of its net assets in cash or similar investments. 9M3 3E 3L

Fund summary

Janus Henderson Small Cap Value Fund

Ticker: JSIVX Class L Shares*

* Class L Shares are closed.

INVESTMENT OBJECTIVE

Janus Henderson Small Cap Value Fund seeks capital appreciation. 2F

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. 7F 7C2J

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class L	
Management Fees (may adjust up or down)	0.83%	7C2J2
Other Expenses	0.27%	7C2J4
Total Annual Fund Operating Expenses[(1)]	1.10%	7C2K
Fee Waiver[(1)]	0.08%	7C2J11
Total Annual Fund Operating Expenses After Fee Waiver[(1)]	1.02%	7C2L

(1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund's total annual fund operating expenses (excluding any performance adjustments to management fees, administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.91% until at least November 1, 2018. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. 8D2A1

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be: 8F3

	1 Year	3 Years	5 Years	10 Years	8E1
Class L Shares	$ 112	$ 350	$ 606	$ 1,340	

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 83% of the average value of its portfolio. 25G 25H

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing primarily in the common stocks of small companies whose stock prices are believed to be undervalued by the Fund's portfolio managers. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of June 30, 2017, they ranged from approximately $14 million to $5.4 billion. The Fund may also invest in foreign securities, which may include investments in emerging markets. The Fund may invest, under normal circumstances, up to 20% of its net assets in securities of companies having market capitalizations outside of the aforementioned market capitalization ranges. In addition, when the portfolio managers believe that market conditions are unfavorable for investing, or when they are otherwise unable to locate attractive investment opportunities, the Fund may 4G2